Exhibit 99.4

Ermenegildo Zegna Holditalia S.p.A. and subsidiaries

Consolidated Financial Statements as of December 31, 2019

Ermenegildo Zegna Holditalia S.p.A.

Consolidated Financial Statements for the Year Ended 31 December 2019

ERMENEGILDO ZEGNA HOLDITALIA S.p.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

Letter of the Chairman of Board of Directors and CEO of the Group

Contrary to forecasts, 2019 saw a general slowdown in almost all the world’s economies.

In this global context, the luxury sector continues to face two specific obstacles: the first resulting from a fall in purchases, due to the downward trend in the numbers of Chinese tourists visiting Europe and the United States; the second, which has been underway for longer, is the shift in the consumer buying priorities.

Given its size and presence on foreign markets, our Group has decided to adopt international IFRS accounting principles for the purposes of this Financial Statement, in order to make it comparable with all luxury brands.

In spite of a generally uncertain global scenario, our Group, which operates in more than 80 countries, nonetheless recorded a growth in turnover in 2019 of 11.7% at current exchange rates, for a value of 1.321 million Euro. This result was made possible by the positive sales figures recorded in the last quarter in China and Europe. Whilst it continued in January, the trend was interrupted with the stoppage triggered by the measures to counteract the Covid19 pandemic.

The Adjusted EBITDA and the Profit for the year, respectively total 280 million Euro (21% of revenue) and 37.5 million Euro, accounting for 3% of turnover. The Net Financial indebtedness was positive to the tune of 12 million Euro.

Total equity accounted for 735 million Euro, equal to 56% of revenue. Combined with the liquidity available, they confirm the Group’s strength.

Export accounted for 89% of total sales. The most important market continues to be China, followed by the USA and Japan. In the course of 2019, the Hong Kong market recorded a fall as a result of the political upheaval experienced there.

Our Group has continued to invest, albeit to a lesser extent than in the past, by relocating and/or extending stores in key cities. At the same time, it has also closed stores that were no longer performing. By the end of 2019, Zegna’s mono-brand stores numbered 473, of which 264 are managed directly, while 209 are operated on a franchising/wholesale basis. The new openings/relocations were in New York, Dubai, Beijing, Istanbul and Sao Paulo.

2019 was the first year to see the full consolidation of Thom Browne, which was bought out in November 2018. The results proved higher than expected, with a double-digit growth in sales to confirm the validity of our investment and the strength of the brand.

The Group’s expansion also involved textiles, with the purchase of a majority shareholding in Dondi, leader in high-end jersey fabric which will continue to be managed by the Dondi family. With this purchase, the textile sector of our Group has further enlarged its range, thereby enabling to extend the product offer to a broader clientele.

Our Group’s ecological and social vocation is very much engrained, because it continues to be inspired by the Group’s founder, Ermenegildo Zegna. This work has intensely continued, taking on tangible projects and creating products obtained by recycling all the materials recovered from our production processes, with a project called “Use the Existing”. The level of attention dedicated to the Group’s own territory is high, with ongoing redevelopment measures consistently generating downstream activities on a local level.

In social terms, our commitment to the EZ Founder Scholarship continues. For the sixth running year, this has awarded scholarships to the highest-performing graduates of hand-picked Italian universities. This enables the graduates to specialise in the most prestigious foreign universities, on the condition that they commit to returning to Italy within 5 years to bring their skills to bear in our country. The fund sees annual commitment totalling a maximum of 1 million Euro.

Brief summary for 2020 and 2021 outlook

Despite extraordinary challenges to our business due to pandemic-related trade and travel restrictions, we are extremely proud at the resiliency we’ve seen, thanks in large part to the dedication of our employees and the loyalty of our customers. While our international retail network was heavily affected by store closures, especially during the second and third quarters of 2020, Zegna Group revenues still landed above one billion euros. Thom Browne, which Zegna acquired in 2018, outperformed both revenue and profitability expectations, exceeding 2019 levels. In the second half of 2020, in markets such as China and Russia that were less affected by store closures, the sales performance of the Zegna brand demonstrated a remarkable high double-digit bounce-back versus the same period in 2019; also Dubai was able to confirm the positive performance of the second half of 2019.

Adjusted EBITDA totalled 181 million euros (18% on revenue) and Adjusted EBIT accounted for 13 million euros. Net loss amounted to 45 million euros. Zegna’s Net Financial Indebtness amounted to - 6 million euros at year-end, or 18 million euros below the previous year’s level. Total Equity accounted for 653 million euros.

In the face of a severe drop off in revenues as the result of lock downs around the world, the resiliency of our organization enabled the Group to act swiftly to better control costs. We did so by assuring neutral leverage of operating costs for the year and by lessening the break-even point dramatically without limiting the development and strengthening of the Zegna and Thom Browne brands.

2021 started with strong sales in countries less affected by restrictions due to COVID-19, and we feel confident that the Group is moving forward on its path towards pre-pandemic results. A comprehensive overhaul of the Group’s structure will assist us as we move forward, allowing us to operate in a more agile manner. At the same time, the Textile Division will continue to pursue its strategy of extending and reinforcing its high-end product offer with Lanificio Zegna, Bonotto and Dondi, and also through selective partnerships and acquisitions. Strategic investment remains a top priority, as we seek to strengthen our IT infrastructure and renovate and expand our global retail network.

Paolo Zegna	Ermenegildo Zegna

Chairman	Chief-Executive Officer

REPORT ON OPERATIONS

The Report on Operations of the Consolidated Financial Statements as of December 31, 2019, includes the Letter of the Chairman of Board of Directors and CEO of the Group that reports the economic trend of 2019, business outlook, investments of the year and subsequent events.

Supplemental information about Group management are reported below.

1.	Non-IFRS performance, financial position and liquidity measures

We use certain measures to assess the financial performance of our business. Certain of these measures are defined “non-IFRS measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-IFRS measures include Adjusted EBIT, Adjusted EBITDA, Trade Working Capital and Net Financial indebtedness.

An explanation of the relevance of each of the non-IFRS measures, a reconciliation of the non-IFRS measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. We do not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is calculated as the Profit/(Loss) for the year excluding income taxes, financial income and expenses, exchange gains/losses, write downs / revaluations of equity investment, impairment losses on property, plant and equipment, intangible assets and right-of-use assets, the effect of certain events and transactions that the Management has considered do not relate to the Group’s underlying trading performance and not attributable to the normal operational management of the business.

We have included Adjusted EBIT in this annual report because it is a key measure that our Management and Board of Directors use to understand and evaluate our operating performance and trends.

In calculating Adjusted EBIT, we exclude (a) exchange gain / (losses), (b) write downs / revaluations of equity investments, (c) severance indemnities, (d) impairment losses on property, plant and equipment, intangible assets and right-of-use assets, (e) gains on property, plant and equipment disposal, because we believe they are not representative of the underlying operations of the Group.

Accordingly, we believe that Adjusted EBIT provides useful information to third party stakeholders in understanding and evaluating our operating results.

A reconciliation of the Profit/(Loss) for the year to Adjusted EBIT for the years ended December 31, 2019 and 2018 is presented below.

NON IFRS MEASURES

ADJUSTED EBIT

(000/€)

		2019	2018
Profit/(Loss) for the year		37.505	35.678

Income taxes		41.059	25.022

Financial income		(19.165)	(15.853)
Financial expenses		26.106	37.205
Exchange gains/(losses)		9.826	4.550
(Write downs)/Revaluations of equity investments		1.534	3.956

Impairment of Property, plant and equipments and right-of-use assets	(1)	4.210	4.876

Severance indemnities	(2)	9.778	12.148

Gain on Property Plant and Equipment Disposal	(3)	0	(7.867)

Adjusted Ebit		110.853	99.715

(1)	In 2019, the Group incurred impairment losses of property, Plant and equipment Euro 4,210 thousand. In 2018, the Group incurred impairment losses of Property, plant and equipment Euro 4,876 thousand
(2)

In 2019, the Group incurred costs for Euro 9.778 thousand for Severance indemnities, entered in the “Severance Indemnities” item of “Personnel Cost”. In 2018, the Group incurred costs for Euro 12.148 thousand for Severance indemnities, entered in the “Severance Indemnities” item of “Personnel Cost”

(3)	In 2018, the Group benefited from a gain of Euro 7,867 thousand on the disposal of a property entered

Adjusted EBITDA

Adjusted EBITDA is calculated as Profit/(Loss) for the year excluding income taxes, financial income and expenses, exchange gains/losses, write downs / revaluations of equity investment, depreciation, amortization and impairment of assets, the effect of early termination of some lease contracts, the effect of certain events and transactions that Management has considered do not relate to the Group’s underlying trading performance and not attributable to the normal operational management of the business.

We have included Adjusted EBITDA in this annual report because it is a key measure that our Management and Board of Directors use to understand and evaluate our core operating performance and trends and liquidity generation/(absorption).

In calculating Adjusted EBITDA, we exclude (a) exchange gain / (losses), (b) write downs / revaluations of equity investments, (c) severance indemnities, (d) impairment losses on property, plant and equipment, intangible assets and right-of-use assets, (e) gains on property, plant and equipment disposal, because we believe they are not representative of the underlying operations of the Group.

Accordingly, we believe that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating our operating results and liquidity generation/(absorption).

A reconciliation of the Profit/(Loss) for the year to Adjusted EBITDA for the years ended December 31, 2019 and 2018 is presented below.

NON IFRS MEASURES

ADJUSTED EBITDA

(000/€)

		2019	2018
Profit/(Loss) for the year		37.505	35.678

Income taxes		41.059	25.022

Financial income		(19.165)	(15.853)
Financial expenses		26.106	37.205
Exchange gains/(losses)		9.826	4.550
(Write downs)/Revaluations of equity investments		1.534	3.956
Depreciation and Amortization		169.611	158.926

Impairment of Property, plant and equipments and right-of-use assets	(1)	4.210	4.876

Severance indemnities	(2)	9.778	12.148

Gain on Property Plant and Equipment Disposal	(3)	0	(7.867)

Adjusted Ebit		280.464	258.641

(1)	In 2019, the Group incurred impairment losses of Property, plant and equipment Euro 4,210 thousand. In 2018, the Group incurred impairment losses of Property, plant and equipment Euro 4,876 thousand
(2)

In 2019, the Group incurred costs for Euro 9.778 thousand for Severance indemnities, entered in the “Severance Indemnities” item of “Personnel Cost”. In 2018, the Group incurred costs for Euro 12.148 thousand for Severance indemnities, entered in the “Severance Indemnities” item of “Personnel Cost”

(3)	In 2018, the Group benefited from gain of Euro 7,867 thousand on the disposal of a property

Non IFRS Financial position and liquidity measures: Trade Working Capital and Net Financial indebtedness

NON IFRS MEASURES

TRADE WORKING CAPITAL AND ADJUSTED NET FINANCIAL INDEBTEDNESS

(000/€)

	31/12/2019	31/12/2018
Trade working capital:

Trade receivables	178.222	161.708

Inventories	314.591	306.310

Trade liabilities including customer advances	(225.598)	(228.966)

Trade working capital	267.215	239.051

	31/12/2019	31/12/2018
Net Financial Indebtedness:

Non current financial borrowings	(514.263)	(634.588)
Current financial borrowings	(106.029)	(131.370)
Derivative financial instruments	(11.863)	(8.684)
Other non current financial liabilities - Bonds and Other (1)	(7.890)	(4.287)

Total Borrowings, other financial liabilities and derivatives	(640.045)	(778.928)

Cash and cash equivalents	210.626	228.920
Derivatives financial instruments	6.468	4.650
Other current financial assets	434.905	565.184

Total Other current Financial assets	651.999	798.754

Net Financial Indebtedness	11.954	19.826

(1)

In 2019, Bonds related to non-convertible debenture loans for Euro 4,287 thousand, Other loans granted by a minority shareholder of a Group’s company not fully owned for Euro 3,272 thousand, Other Financial Liabilities Euro 331 thousand.

In 2018, Bonds related to non-convertible debenture loans for Euro 4,287 thousand, Other loans granted by a minority shareholder of a Group’s company not fully owned for Euro 3,101 thousand, Other Financial Liabilities Euro 54 thousand

We define Trade Working Capital as the sum of Trade receivable, Inventories and Trade liabilities including customer advances.

We have included Trade Working Capital in this annual report because it is a key measure that our Management and Board of Directors use to understand and evaluate our liquidity generation/(absorption).

We define Net Financial Indebtedness as the sum of financial borrowings (current and non-current), derivative financial instruments, bonds and loans entered in the Other non-current financial liabilities, net of cash and cash equivalents, derivative financial instruments and other current financial assets.

We have included Net Financial Indebtedness in this annual report because it is a key measure that our management and Board of Directors use to monitor the level of net liquidity and financial resources available.

2.	Main Risks and Uncertainties to Ermenegildo Zegna Holditalia S.p.A. and its Subsidiaries

Risk factors regarding the international luxury goods market

Economic risks and international business risks

The performance of the luxury goods market is influenced by individuals’ propensity to consume and by the general economy. Accordingly, the Group’s financial and business performance is exposed to global social and macroeconomic risks due to its international scale. An unfavourable economy in one or more of the main countries where the Group operates, as well as on a global level, could adversely affect the propensity to spend on luxury goods and have a negative impact on the Group’s operations, results, cash flows and financial condition.

Moreover, a substantial portion of sales originates from purchases of products by customers on trips abroad. Therefore, unfavourable economic conditions, social, health or geopolitical situations leading to instability, adverse natural events or government restrictions on movement could negatively impact the Group’s sales operations, results, cash flows and general financial condition.

The market in which the group operates is connected to industrialized economies where demand for “luxury goods” is normally related to the presence of travelling customers, particularly in some countries. Travel restrictions and trading restrictions imposed to the retail sector, on top of the effects of financial economic crisis at the local and/or international level, e.g. high inflation rates and currency devaluations, could stop or slow down the growth in demand. This could affect the Group’s business and economic, property and financial situations.

Risks regarding image and brand recognition

The Group’s success in the international luxury goods business is linked to the image and distinct character of its brands. These features depend on many factors, such as the style and design of the products, the quality of the materials used and production techniques, the image and locations of DOS, careful selection of licensees, communications activities and the general corporate profile.

Preserving the image and prestige acquired by its brands is a primary objective of the Ermenegildo Zegna Group, pursued by monitoring constantly the Company and its changes, and by continuously seeking innovation in styles, products and communications in order to convey messages that are always consistent with the strong brand identities.

Meanwhile, monitoring meticulously each internal and external phase of the value chain reduces considerably the risk that inappropriate performance could affect Ermenegildo Zegna Consolidated Financial Statements and therefore the value of the brands.

Risks regarding ability to anticipate trends and react to shifts in consumer tastes

The Group’s success is reliant on its ability to create and define fashion and product trends, and to anticipate shifts in consumer tastes and luxury market trends in a timely manner.

Ermenegildo Zegna, assisted by a qualified team of stylists and designers, is capable of combining intellectual curiosity, the pursuit of new and unconventional ideas, and cultural and social interests with a strong sense of fashion. This has made it possible to establish a genuine design culture, based on method and discipline, which guides everyone who works in the creative process.

In the design area, a mix of different cultures and talents contribute to creativity; in the development area, craft skills combined with solid manufacturing processes enable the Group to keep abreast of emerging consumer trends and lifestyles and to continue to be a major player in the industry.

Intellectual property risks

The Ermenegildo Zegna Group’s brands have always been associated with beauty, creativity, tradition and excellent quality. Ermenegildo Zegna’s ability to protect its brands and other intellectual property rights means safeguarding these fundamental assets that are responsible for the success of the brands and the brand positioning.

The Group protects its brands, designs, patents and websites by registering them and obtaining legal protection for them in all countries throughout the world.

The Group actively opposes all forms of counterfeiting and intellectual property infringement by adopting strong, systematic measures worldwide. The wholesale, retail, online and offline markets are monitored daily in close collaboration with the Italian and international customs authorities and tax authorities.

Strategic risks

The possibility for the Group to improve its financial and business performance depends on successful implementation of its commercial strategy, which is achieved through the continuous support and development of retail sales and the constant recognition of the brand as reference points in the industry.

The Group provides support to the retail network by offering leather goods, clothing and footwear that reflect the brand positioning accompanied by a unique buying experience distinguished by careful revision of the physical and digital store concepts and layouts and by constant enrichment of customer services. The performance of the retail channel is supported by marketing initiatives intended to enhance the identity of the brands in the specific markets, emphasizing the unique features that distinguish the style and craftsmanship of the products.

Risks regarding the importance of key personnel

The Group’s success depends on the contribution of key individuals who have played an essential role in the Group’s expansion and who have substantial experience in the fashion and luxury goods business. Its success also depends on Zegna’s ability to attract and retain people who are qualified in the design, product development, production, marketing, merchandising and corporate and merchandising functions.

The Group considers its management structure to be capable of ensuring business continuity.

Financial risks

The Group is exposed to the various financial risks arising from its core business. More specifically, the Group is exposed to:

•	interest rate risks relating to the impact of changes in market interest rates;

•	exchange rate risks, due to operations in currency areas other than that of the accounting currency;

•	liquidity risks relating to the availability of financial resources and the ease of access to the credit market and connected to the need to fulfil the Group’s financial commitments in the short term;

•

credit (or counterparty) risks, representing the risks of default on commercial or financial obligations assumed by the various counterparties and arising from normal commercial transactions or from use, financing and risk hedging activities.

Financial risks are managed on the basis of guidelines established by the Parent Company (“Parent Company”), in compliance with the goals set centrally by the Board of Directors. This enables the control and coordination of the operations of the individual subsidiaries, also through more effective financial planning and control, the systematic monitoring of the Group’s levels of exposure to financial risks as well as the trend in cash management, and the provision of useful indications in order to optimize the management of dealings with the reference credit institutions. In accordance with these directives, the Group specifically controls the management of individual financial risks and intervenes to contain their impact, also by using derivatives.

Interest rate risk

Movements in market interest rates affect the level of net financial charges and the market value of financial assets and liabilities.

Interest rate risk can be classified as follows:

•	flow risk, which refers to the variability in interest income and expense received and paid following changes in market interest rates;

•	price risk, relating to the sensitivity of the assets and liabilities market value to changes in the level of interest rates (it refers to fixed rate assets or liabilities).

The Group is mainly exposed to flow risk, i.e. to the risk of recording in the income statement an increase in financial charges due to an unfavourable change in interest rates. Group companies use third-party financial resources largely in the form of floating rate bank debt and deploy the available liquidity mainly in money market instruments. Changes in market interest rates only affect the cost of loans and the yield on uses and thus the level of the Group’s financial charges and income, and not their fair value.

Bank debt is represented by both short-term and medium/long-term, floating-rate loans. The cost of bank debt is benchmarked to the market rate (generally Euribor/Libor or the benchmark of the loan currency on the specific interbank market) in the period increased by a spread which depends on the type of line of credit used. Drawdowns range from one day to a maximum of less than three years (term loan); the interest period and the market rate used (Euribor/Libor) does not exceed six months, including for drawdowns beyond the year. The margins applied are in line with best market standards.

Cash surpluses are used with reference banks in short-term time deposit transactions, referring to the Euribor/Libor rate for the period or the benchmark of the investment currency on the specific interbank market or in intercompany loans, regulated at current market conditions, in order to reduce the Group’s exposure to the banking system, limit the counterparty risk as well as the impact of financial charges. As part of the general policy of optimizing financial resources, the aim is to find a balance between companies with surplus liquidity and others with financial requirements, using the least costly forms of financing.

Exchange rate risk

The exposure to exchange rate risk derives from operations in currencies other than the accounting currency. In particular, the exchange rate risk can be classified based on the nature of the exposure and of the relevant effects:

•

Translation risks are related to the translation of assets and liabilities of companies which prepare their financial statements in a different currency from the Group’s functional currency. It is not the Group’s policy to hedge its exposure to translation exchange risk.

•

Structural risk occurs as Group cash inflows and outflows react differently to currency changes and it is related to the fact that the Group incurs a significant part of its costs in Euro (mostly production and corporate costs), while the revenues and costs recorded by Group companies are mainly expressed in the local currencies of the respective reference markets. External factors such as inflation and internal factors such as adjustments to product prices are the mitigating factors that in the long term may reduce the effect of such miss match.

•

Transaction risks are related to the different relevance of costs and revenues in foreign currency compared to the moment when the price conditions were defined and due to the translation of trade or financial receivables and payables denominated in foreign currency. Particularly, the Group is exposed to the risks deriving from exchange rate for currencies in which sales are made to associates and third-party customers. This risk exists that the amount of revenues in euro may decrease in the event of unfavourable fluctuations in the exchange rate, thereby preventing the desired margin from being achieved. To limit its exposure to the transaction risks, the Group enters derivative contracts (forward exchange contracts) that predefine the exchange rate or a range of exchange rates at future dates.

Exchange rates risk is mainly related to invoices in US Dollar and Chinese Renminbi. The Group manages exchange rates risk thru financial derivate instruments (mainly on USD and CNY).

Central Treasury Office has prepared financial hedging instruments to cover the risk of exchange and interest rate fluctuations.

Credit Risks

Credit risk represents the Company’s exposure to potential losses arising from failure to meet trade or financial obligations taken on by counterparties. The Group’s exposure to credit risk depends on the nature of the activities which have generated the relevant receivables.

The Group’s exposure to trade risk refers exclusively to wholesale sales, which represented nearly 38% of global turnover in 2019; the rest refers to retail sales, which are paid with cash or credit and debit cards at the time of purchase, and royalties.

Trade receivables mainly refer to wholesale sales and are generally due in 90 days or less. The Group generally favours trade dealings with customers with whom it has well-established and consolidated relations. It is the Group’s policy to check credit ratings of customers who ask for extended payment terms, based both on information which can be obtained from specialist agencies and on the observation and analysis of historical data of established customers. In addition, the balance of trade receivables is constantly monitored during the year in order to ensure prompt intervention and to reduce the risk of losses. The allocation of the credit risk among a number of customers helps to further mitigate the risk.

Trade receivables are recorded net of write-downs, which are estimated based on the counterparty’s insolvency risk, determined by considering the information available on the customer’s solvency, historical data, and forecast economic conditions.

Besides obtaining, where possible, advance payments and guarantees from wholesale customers or the adoption of means of payment which are less risky for the creditor, such as documentary letters of credit, other instruments used to manage commercial credit risk is the subscription of factoring contracts without recourse and insurance policies.

In general, the Company believes that the credit risk management policies implemented enabled overdue and bad debts, which required the adoption of legal credit collection measures, to be kept within reasonable limits.

The credit risk connected to financing, investing and operating activities in derivatives to hedge the exchange rate risk is represented by the inability of the counterparty or the issuer of the financial instruments to meet their contractual obligations, i.e. the so-called counterparty risk. The Group manages this type of risk by selecting counterparties with high credit ratings and who are considered solvent by the market and with whom it has routine and ongoing trade and banking service relations and by diversifying the accounting currency of surplus cash.

The concentration of trade receivables by geographical area and the details of the provision for bad debt is provided in note Trade receivables.

Liquidity Risks

Cash flows, financial needs and the solvability of the Group are controlled and managed by the Central Group Treasury Office to assure an effective and efficient management of financial resources (maintaining a suitable liquidity level and funds availability with committed credit lines).

Present economic conjuncture requires attention managing liquidity risks. In order to face a challenging economic situation in 2020, the Group makes provision to cover financial needs and planned capital expenditures with operating management, available liquidity and bank financing.

3.	Other Information

Treasury stocks

The caption Treasury stocks, as of December 31, 2019, consists of no. 269.014 ordinary shares amounting to 75,680 thousand Euro.

In 2019 the Parent Company purchased n. 315 shares, increasing the negative reserve by 95 thousand Euro.

Research and Development

Research and development activity carried out by the Group aims at guaranteeing the production and the commercialization of innovative and high-quality products for refined and elegant customers, by the time each seasonal collection is showcased. In coherence with the development of Group directly operated stores, besides the traditional activity of research and development on products and processes, in 2019 continuous research and development to study and experiment for all possible forms of customer service improvement, using know how and the interpretation of customers’ needs, has been conducted.

Operations with Associates

During the period, there were no transactions, including intergroup transactions, with associates that qualified as unusual or atypical. Any associate transactions were part of the company’s normal business activities at the Group. Such transactions are concluded under standard market terms for the nature of goods and/or services offered.

Derivative Financial Instruments

The Company traded some derivative financial instruments that are commented in the Notes to the Consolidated Financial Statements.

Information on the environment and staff

The company has scrupulously applied the rules on safety at work and environmental protection, with particular reference to waste disposal, industrial waste-water treatment and atmospheric emissions. The meetings with employees for training and information on safety and health in the workplace continued with specialists in the sector.

The constant update of the risk assessment documents has continued in 2019, in compliance with Legislative Decree no. 81/2008 and with other local regulations.

It should also be noted that during the year no one of the following events, occurred: deaths, serious working accidents, charges related to occupational illnesses on employees and former employees, which the company has been declared responsible for.

Finally, it should be noted that the company did not contest any damage caused to the environment.

Subsequent events

After the closing date as at December 31, 2019, the Company did not identify any subsequent events that would have required adjustment in the financial statements other than the restatement described in Appendix 2.

Relevant non adjusting subsequent events:

•	Both 2020 and 2021 were impacted by the pandemic Covid-19;

•

During 2020, due to the pandemic covid-19, the Group revised some of the Business Plans used in order to calculate the debt to minority interest according to IAS 32 for Lanificio Ermenegildo Zegna S.p.A. and Thom Browne Group. The total consideration of the two agreements amount approximately to Euro 7,800 thousand;

•	During 2020, the Group decided and finalized the merge of Lanerie Agnona S.p.A. in Lanificio Ermenegildo Zegna S.p.A.;

•	During 2020, the Group decided and finalized the merge of Sorgenti S.r.l. in Ermenegildo Zegna Real Estate S.r.l.;

•	During 2020, the Group decided and finalized the merge of Zegna Latin America Participacoes LTDA in Ezesa Brasil Participacoes LTDA;

•	During 2020, the Group decided and finalized the merge of Operadora Roez, S. A. de C. V. in Ermenegildo Zegna Mexico;

•	During 2020, due to the pandemic covid-19, the Group revised the Business Plan related to the equity investment in Tom Ford. The total consideration amounts approximately to Euro 7,800 thousand;

•

On December 4th, 2020 the Group entered into two agreements to sell the operations in Korea and to sell the woman business; the total consideration of the two agreements amount to Euro 500 thousand and has been collected in 2021;

•	On December 16th, 2020 the CEO of Zegna Group formally renounced to his vested shares for a gain to P&L of Euro 10 thousand;

•	On February 23, 2021 a restructuring plan for the company Italco SA was announced;

•	In May 2021 approval of a project for the spin-off of certain real estate properties and other assets;

•

In May 2021 an agreement concerning the purchase of a real estate property in London (already 50% owned by the Group) for a consideration of GBP 36,500 thousand has been reached and is being finalized;

•	On May 13th 2021 purchase of a share of TB for a consideration of USD 37,400 thousand corresponding to Euro 30,653 thousand. After the deal the share of Zegna in TB grows to 90%;

•	On May 27th 2021 purchase agreement of a 60% share of Tessitura Ubertino.

The global business of Ermenegildo Zegna continued to be impacted by the COVID-19 pandemic. Persisting lockdowns and temporary store closures, in particular in Europe, lasting restrictions on public life including comprehensive social distancing measures as well as ongoing international travel restrictions are expected to continue to weigh on the recovery of the overall industry as well as performance of the Group, especially in the first half of 2021.

On the basis of the above and in accordance with the majority of experts, and industry analysts, the Group expects full recovery to pre-pandemic demand in European countries and most Asian economies, excluding China and Dubai, to take place not before mid-2022.

On the ground of actions enforced to support the business, such as activating remote sales tools and procedures, and permanent efficiency action operated in 2020 the Management and the Board of Directors have evaluated various prospective scenarios and believe that the Group has sufficient financial resources to guarantee compliance with its obligations for the 2021 financial year.

To date, there are no tensions on the Group’s financial structure; it presents an adequate level of liquidity and credit lines to meet any greater and unexpected financial needs in the more immediate future.

Given the above, the Board of Directors has not identified significant uncertainties for the future of the Parent Company and its subsidiaries.

Valdilana, June 21 2021

For and on behalf of the Board of Directors

The Chairman Paolo Zegna

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(000/€)

	Note	2019	2018
Revenues	8	1.321.327	1.182.563
Other income	9	28.602	30.466

Revenues and other income		1.349.928	1.213.028

Costs for raw materials and consumables	10	(302.067)	(206.392)
Costs for services	11	(394.828)	(389.802)
Personnel costs	12	(338.936)	(321.500)
Depreciation, amortization and impairment of assets	13	(173.821)	(163.802)
Write downs and other provisions	14	(3.814)	(750)
Other operating costs	15	(39.597)	(40.225)

Operating Profit/(Loss)		96.866	90.558

Financial income	16	19.165	15.853
Financial expenses	16	(26.106)	(37.205)
Exchange gains/(losses)	16	(9.826)	(4.550)
(Write downs)/Revaluations of equity investments	17	(1.534)	(3.956)

Profit/(Loss) before taxes		78.564	60.700

Income taxes	18	(41.059)	(25.022)

Profit/(Loss) for the year		37.505	35.678

Profit/(Loss) for the year attributable to shareholders of the parent company		32.893	32.503

Profit/(Loss) for the year - attributable to non controlling interests		4.611	3.175

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

(000/€)

	2019	2018
Net Result	37,505	39,955

Items that will be subsequently reclassified to the income statement

Currency differencies arising from the translation of foreign subsidiaries statements	8,378	416

Net gain (loss) deriving from cash flow hedge	(1,963)	(665)

Net gain (loss) from financial instruments measured at fair value	2,463	(2,507)

Items that will not be subsequently reclassified to the income statement

Net actuarial gain (loss) deriving from employees defined-benefit plans	(444)	603

Total other comprehensive income (loss) - Net of taxes	8,434	(2,153)

TOTAL COMPREHENSIVE INCOME (LOSS) OF THE PERIOD - Net of taxes	45,939	37,802

Comprehensive income (loss) of the year - attributable to shareholders of the parent company	41,237	34,908

Comprehensive income (loss) of the year - attributable to non-controlling interests	4,702	2,894

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(000/€)

	Note	31/12/2019	31/12/2018
Non-current assets

Property plant and equipment	19	269.041	256.515
Investment property	20	55.162	54.717
Intangible assets with a finite useful life	21	74.110	77.182
Right of use	22	471.957	514.480
Goodwill	23	310.606	296.675
Investments at equity method	24	27.794	29.906
Deferred tax assets	25	59.219	68.813
Other financial assets	26	91.613	88.182

Total non-current assets		1.359.501	1.386.470

Current assets

Inventories	27	314.591	306.310
Trade receivables	28	178.222	161.708
Derivatives financial instruments	29	6.468	4.650
Tax receivables	30	71.574	67.326
Other current financial assets	31	434.905	565.184
Other current assets	32	30.239	32.705
Cash and cash equivalents	33	210.626	228.920

Total current assets		1.246.626	1.366.803

TOTAL ASSETS		2.606.127	2.753.273

Equity	34

Share capital	34.1	4.300	4.300
Other reserves and retained earnings	34.2	670.506	666.510
Profit/(Loss) for the year		32.893	32.503

Total equity attributable to shareholders of the parent company		707.699	703.313

Total equity attributable to non controlling interest	35	27.705	20.006

Total equity		735.405	723.319

Non-current liabilities

Non-current financial borrowings	36	514.263	619.952
Other non-current financial liabilities	37	236.978	207.754
Lease liabilities	38	405.637	443.073
Provision for risks and charges	39	49.258	56.196
Employee termination indemnities	40	30.573	28.694
Deferred tax liabilities	25	39.623	38.273

Total non-current liabilities		1.276.332	1.393.943

Current liabilities

Current financial borrowings	36	106.029	142.851
Lease liabilities	38	102.516	105.255
Derivative financial instruments	29	11.863	8.684
Trade liabilities including customer advances	41	225.598	228.966
Tax liabilities	42	65.366	61.850
Other current liabilities	43	83.018	88.406

Total current liabilities		594.389	636.012

TOTAL EQUITY AND LIABILITIES		2.606.127	2.753.273

CONSOLIDATED CASH FLOW STATEMENT

(000/€)

		2019	2018
A)	Operating activities
	Profit/(Loss) for the year	37.505	35.678
	Income taxes	41.059	25.022
	(Financial income), financial expenses and exchange (gains)/losses	18.654	29.858
	(Gains)/losses arising from fair value adjustments	(353)	(7.867)

1.	Net Result before income taxes, interests, dividends and gains/losses arising from the sale of fixed asstes	96.866	82.691

	Changes related to non-monetary items
	Provisions to reverses for risks and charges	3.814	750
	Depreciations, amortization and impairment of assets	173.821	163.802
	Write downs (reversal) of the provision for obsolete inventory	8.446	(5.105)
	Other non-monetary changes	(1.661)	4.428
	Total non-monetary changes	184.420	163.875

2.	Cash provided by operating activities before changes in working capital	281.285	246.566

	Changes related to working capital
	Decrease/(increase) in inventories	(11.593)	(26.241)
	Decrease/(increase) in trade receivables	(7.218)	(195)
	Increase/(decrease) in trade liabilities including customer advances	(12.862)	18.425
	Decrease/(increase) in prepaid expenses and accrued income	2.566	5.948
	Increase/(decrease) in accrued expenses and deferred income	(4.274)	(3.176)
	Other changes related to working capital	(15.342)	(5.779)

	Total changes in working capital	(48.722)	(11.017)
3.	Cash provided by operating activities	232.563	235.548

	Other adjustments
	(Cash out of financial interests)	(4.778)	(3.896)
	(Cash out of income taxes)	(22.878)	(28.180)
	Total other adjustments	(27.656)	(32.076)
	Net cash provided by operating activities (A)	204.907	203.472
B)	Investing activities
	Property plant and equipment	(47.448)	(11.103)
	(Addition) of property plant and equipment	(47.448)	(40.798)
	Disposal of property plant and equipment	—	29.695
	Intangible assets with a finite useful life	(11.987)	(19.294)
	(Addition) of intangible assets with a finite useful life	(11.987)	(19.294)
	Disposal of intangible assets with a finite useful life	—	—
	Right of use	—	—
	(Addition) of right of use	—	—
	Disposal of right of use	—	—
	Non-current financial assets	1.385	(6.444)
	(Addition) of non-current financial assets	—	—
	Disposal of non-current financial assets	1.385	(6.444)
	Current financial assets and derivative instruments	127.016	30.721
	(Addition) of current financial assets and derivative instruments	—	—
	Disposal of current financial assets and derivative instruments	127.016	30.721
	Purchase or sale of subsidiaries or branch of, net of cash (*)	(16.747)	(336.329)
	Net cash used in investing activities (B)	52.219	(342.449)
C)	Financing activities
	Third parties resources	(138.592)	257.185
	Additions of non-current borrowings	135.434	305.000
	Payments of borrowings	(274.026)	(47.815)
	Payment of lease liabilities	(122.000)	(124.108)
	Group resources	(14.828)	(12.144)
	Share capital increase
	Sale/(purchase) of treasury stocks	94	2.448
	Dividends and advances on dividends paid	(14.922)	(14.592)
	Net cash provided by financing activities (C)	(275.420)	120.933
	Net increase/(decrease) in cash at bank and on hand (A ± B ± C)	(18.294)	(18.044)
	Cash and cash equivalent at the beginning	228.920	246.964
	Cash and cash equivalent at end of the year	210.626	228.920
		(18.294)	(18.044)

(*)

In 2019 the Group acquired 65% of Gruppo DONDI S.p.A. The total consideration was Euro 14,492 thousand out of which Euro 3,420 thousand to be subsequently paid. The amount of Euro 14,492 thousand is net of the cash of Gruppo Dondi at the date of acquisition (Euro 3,572 thousand). In 2018 the Group acquired 85% of THOM BROWNE Group. The total consideration was Euro 334,785 thousand, net of the cash of Thom Browne Group at the date of acquisition (Euro 16,705 thousand)

Statement of changes in consolidated shareholder’s equity

	Equity 01/01/2019	Net result destination	Dividends	Additional paid-in capital	Other movements of equity	Variation of other comprehensive income	Profit/(Loss) for the year	Equity 31/12/2019
Share Capital	4,300	—	—	—	—	—	—	4,300
Legal Reserve	860	—	—	—	—	—	—	860
Other Comprehensive Income	(2,151)	—	—	—	—	8,343	—	6,192
Reserve for treasury shares	(75,586)	—	—	—	(94)	—		(75,680)
First time adoption reserve	(60,939)	—	—	—	—	—	—	(60,939)
Retained earnings and other reserves	804,326	32,503	(12,731)	—	(24,025)	—	—	800,073
Group result	32,503	(32,503)	—	—	—	—	32,893	32,893
Group Shareholders’ equity	703,313	—	(12,731)	—	(24,119)	8,343	32,893	707,699
Minority interest	20,006	—	(2,191)	—	5,188	91	4,611	27,705
Consolidated shareholders’ equity	723,319	—	(14,922)	—	(18,931)	8,434	37,505	735,405

	Equity 01/01/2018	Net result destination	Dividends	Additional paid-in capital	Other movements of equity	Variation of other comprehensive income	Profit/(Loss) for the year	Equity 31/12/2018
Share Capital	4,300	—	—	—	—	—	—	4,300
Legal Reserve	860	—	—	—	—	—	—	860
Other Comprehensive Income	(279)	—	—	—	—	(1,872)	—	(2,151)
Reserve for treasury shares	(78,034)	—	—	—	2,448	—		(75,586)
First time adoption reserve	(60,939)	—	—	—	—	—	—	(60,939)
Retained earnings and other reserves	992,939	—	(13,147)	—	(175,466)	—	—	804,326
Group result	—	—	—	—	—	—	32,503	32,503
Group Shareholders’ equity	858,847	—	(13,147)	—	(173,018)	(1,872)	32,503	703,313
Minority interest	7,467	—	(1,505)	—	11,150	(281)	3,175	20,006
Consolidated shareholders’ equity	866,314	—	(14,652)	—	(161,868)	(2,153)	35,678	723,319

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1.	BASIS OF PREPARATION

Ermenegildo Zegna Holditalia S.p.A. (the “Parent Company”) is incorporated as a joint-stock company in Italy under Italian law and adopts a conventional organizational model, with the Shareholders’ Meeting, the Board of Directors, and the Board of Statutory Auditors; it is the holding of the Ermenegildo Zegna Group (hereinafter also “Zegna” or the “Group”). The address of the Company’s registered office is Viale Roma 99/100, Valdilana (Biella).

Since 1910, Ermenegildo Zegna Group has evolved from luxury textile production to ready-to-wear and expanded across the world as a luxury lifestyle group.

The Textile division includes Lanificio Ermenegildo Zegna & Figli S.p.A., Valdilana (BI) founded in 1910, and other high end production sites in Italy.

The Group also manages own productions sites in Italy, Switzerland and other European countries, specialized in the production of tailoring, knitwear, shirts, hats, shoes and leather accessories.

Distribution Zegna is present in all the most important markets both through the retail channel, consisting of directly operated single-brand stores (Directly Operated Store), the online stores and through the wholesale channel, represented by multi-brand stores, in-shop within luxury department stores and major airports.

These Consolidated Financial Statements were reapproved and reauthorized for issue by the Board of Directors of Ermenegildo Zegna Holditalia S.p.A. on June 21st, 2021. The re-approval of the Financial Statements previously approved on May 18, 2020 was necessary after that the Group Management made refinements to the processes adopted to determine certain accounting estimates in 2020, under this profile for more details see Appendix 2.

2.	BASIS OF PREPARATION

Statement of compliance with IFRS

The Consolidated Financial Statements of Ermenegildo Zegna Holditalia S.p.A. have been prepared in compliance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), adopted by the European Union and applicable at the reporting date.

The Company decided to apply the changeover to IFRS for its consolidated financial accounts starting with the financial year ended December 31, 2019. The decision to apply IFRS in the preparation of the Consolidated Financial Statement has been adopted in line with the options applicable to non-listed parent companies stated at art. 5 of the Regulation (EC) n. 1606/2002 issued by the European Parliament and by the European General Counsel on July 2002.

Contents and structure of the Consolidated Financial Statements

The financial reporting formats presented by the Group have the following characteristics:

•	the Consolidated Statement of Financial Position separates assets and liabilities into current and non-current items, i.e. those due respectively within and after 12 months from reporting date;

•

in consideration of the type of business performed, the Consolidated Statement of Profit or Loss sets forth the individual items by their nature, in line with internal reporting processes and business operations;

•	the Consolidated Statement of Comprehensive Income shows the components of profit and loss provisionally recognized in equity and is presented as a separate statement;

•	the Consolidated Statement of Changes in Equity presents the movements in share capital, reserves and profit or loss for the period;

•

the Consolidated Statement of Cash Flows has been prepared with the “indirect method”, as permitted by IAS 7 Statement of Cash flows (“IAS 7”), breaking down financial flows into operating, investing and financing activities.

The Company’s functional and presentation currency is the Euro, the functional currency of Ermenegildo Zegna Holditalia S.p.A.. The amounts presented in the Notes to the Consolidated Financial Statements are in thousands of Euros, unless specified otherwise.

The Consolidated Financial Statements have been prepared on a going concern basis.

3.	NEW IFRS AND AMENDMENTS TO IFRS

New Standards and Amendments issued by the IASB, endorsed by the European Union and applicable to the Ermenegildo Zegna Group from January 1, 2020

New IFRS Standards and Amendments to existing standards	Effective date for Ermenegildo Zegna Group	EU endorsement dates
Amendments to IFRS 9, IAS 39 and IFRS7: Interest Rate Benchmark Reform	January 1, 2020	Endorsed in January 2020
IAS 1 and IAS 8: definition of material	January 1, 2020	Endorsed in November 2019
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	Endorsed in November 2019

As at the date of these Consolidated Financial Statements, the Directors have not yet completed the analysis necessary to assess the impacts of the above new standards and interpretations not yet applicable to the Ermenegildo Zegna Group, both in terms of those already endorsed by the European Union and those undergoing the endorsement.

4.	CONSOLIDATION PRINCIPLES

Basis of consolidation

The Consolidated Financial Statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) up to 31 December each year. Control is achieved when the Company:

•	has the power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

Subsidiaries in which less than a 20% interest is owned are measured at fair value with changes recognized in the Consolidated Statement of Profit and Loss (FVTPL).

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis.

Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the

Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Consolidation criteria

The main consolidation criteria applied to prepare these Consolidated Financial Statements are as follows:

•

the separate financial statements of Ermenegildo Zegna Holditalia S.p.A. are prepared under IFRS and those of its subsidiaries are adjusted, as necessary, to comply with IFRS accounting standards and with the standards applied throughout the Group;

•

assets and liabilities, costs and revenues of controlled companies are fully included on a line- by-line basis in the Consolidated Financial Statements irrespective of the percentage held. The book value of equity investments, directly or indirectly owned by the holding company, is eliminated against the corresponding portion of shareholders’ equity of the companies in which the interest is held;

•

for companies consolidated on a line-by-line basis that are not 100% owned by the Parent Company, the share of the net equity and net results for the year of non-controlling interests are disclosed as “’Equity attributable to non controlling interests” in the Consolidated Statement of Financial Position and “ Profit/(Loss) for the year attributable to non-controlling interests” in the Consolidated Statement of Profit and Loss;

•

during the consolidation process, receivables and payables, costs and revenues arising from transactions between entities included in the scope of consolidation are fully eliminated. Unrealized gains or losses generated by transactions between the Group’s consolidated companies and included in inventories at the balance sheet date are also eliminated, if any. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. In this case, the transferred asset is adjusted for impairment;

•	dividends paid by consolidated companies are also eliminated from the profit or loss and added to prior year retained earnings if, and to the extent that, they have been drawn from the latter;

•

transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are recognized in the Consolidated Statement of Profit And Loss.

•	The individual financial statements of each entity of the Group are presented in the currency of the primary economic environment in which the entity operates (its functional currency).

•

For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in thousand of Euros using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognized in the Consolidated Statement of Profit and Loss in the period in which the foreign operation is disposed of. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The most important exchange rates applied in the Consolidated Financial Statements developed as follows in relation to the Euro:

	Exchange rate at Dec. 31, 2019	2019 Average exchange rate	Exchange rate at Dec. 31, 2018	2018 Average exchange rate
U.S. Dollar	1,123	1,119	1,145	1,181
Pound Sterling	0,850	0,877	0,895	0,885
Japanese Yen	121,940	122,020	125,850	130,399
Swiss Franc	1,085	1,112	1,127	1,155
Singapore Dollar	1,511	1,527	1,559	1,593
Mexican Peso	21,555	21,220	22,492	22,705
Chinese Renminbi	7,802	7,734	7,875	7,808
South Korean Won	1,296	1,305	1,277.930	1,299.117
Hong-Kong Dollar	8,747	8,771	8,968	9,258
Indian Rupee	80,187	78,833	79,730	80,732
Taiwan Dollar	33,715	34,605	35,022	35,588
Australian Dollar	1,599	1,610	1,622	1,580
Canadian Dollar	1,459	1,485	1,561	1,530
Argentina Peso	67,274	53,795	43,159	32,878
Thailand Baht	33,415	34,760	37,052	38,166
Chile Peso	844,860	786,726	794,370	756,893
New Zealand Dollar	1,665	1,699	1,706	1,706
Brazilian Real	4,515	4,413	4,444	4,308
Malaysian Ringgit	4,595	4,637	4,732	4,763
UAE Dirham	4,125	4,111	4,205	4,338
Uruguay Peso	41,841	39,426	37,094	36,225
Turkish Lira	6,684	6,358	6,058	5,704
Vietnamese Dong	26,033	26,003	26,547	27,183
Morocco Dirham	10,781	10,765	10,939	11,083

Consolidation area and changes in the Group structure in the financial year

The detail of the companies included in the consolidation area is reported on Annex 1.

The main changes in the composition of the Group in 2019 compared to the previous year relates to the inclusion in the consolidation area of the followings:

•	On 21 June, the Group acquired 65% of Gruppo Dondi S.p.A specialized in the production of an innovative raw material named “Jersey”;

•	E.Zegna Attica Single Member Societé Anonyme and Thom Browne (Macau) Limited have been set up.

During 2019 the quotas held in the company Camegit for Garment manufacturing S.A.E. have been sold.

5.	MAIN ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The preparation of the Consolidated Financial Statements requires the use of certain estimates and assumptions both in determining some assets and liabilities, and in assessing contingent assets and liabilities, by using the best available information. Actual results might not fully correspond to estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note [7] relating to key sources of estimation uncertainty.

The principal accounting policies adopted in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Property, plant and equipment

Property, plant and equipment are recognized at purchase cost or construction cost, including any transaction costs that are directly attributable to and necessary for bringing the assets to working condition for their intended use, plus the present value of the costs of dismantling and removing the asset when material and when current obligations exist. Asset components of a material amount that have a different useful life are considered separately.

They are shown net of accumulated depreciation calculated on the basis of the useful lives of the assets and any impairment losses determined according to the methods described hereunder.

The costs included under leasehold improvements relate to refurbishment works carried out on premises, mainly commercial, not owned by the Group.

Depreciation is charged on a straight-line basis over the estimated useful life of the asset, which is reviewed annually; any changes needed are made prospectively. The depreciation rates representing the useful lives are listed below:

Category of Property, Plant and Equipment	Depreciation rate or period
Industrial buildings	3%
Non-industrial buildings	10%
General plants	12.5%
Specific plants	17.5%
Machinery	12.5%
Equipment	25%
Moulds	20%
Electronic office machinery	20%
Office furniture and fittings	12%
Vehicles	20%-25%
Leasehold improvement	The shorter of asset useful life or the length of the lease contract (*)

(*)	the lease term includes the renewal period when the exercise of the option is deemed reasonably certain.

When assets are sold or disposed of, their cost and accumulated depreciation are eliminated from the financial statements and any gains or losses are recognized in the profit or loss.

For leasehold improvements, if the term of a rental agreement is postponed, all capital expenditures are depreciated consistently with the new lease term; instead, if the term of a rental agreement is terminated in advance, the useful life of fixed assets related to such premise is adjusted consistently.

Investment property

Property, plant and equipment held for income and not for operating purposes are classified in a separate class called “Investment property”, and are stated at cost, including transaction costs.

Investment properties are stated net of accumulated depreciation and any impairment losses. The book value of investment property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount cannot be recovered. Impairment losses are recognized in the Consolidated Statement of Profit and Loss under depreciation and impairment losses. These impairment losses are reversed if the reasons for them cease to exist.

Investment properties are derecognized when they are sold (i.e. at the date the buyer obtains control) or when the investment is permanently unusable and no future economic benefits are expected from its disposal. Any gain or loss arising from the derecognition of the property (calculated as the difference between the net disposal proceeds and the net carrying amount of the asset) is recognized in profit or loss in the period in which the property is derecognized.

Intangible assets with a finite useful life

Only identifiable assets, controlled by the Group and capable of producing future economic benefits are included in intangible assets.

Intangible assets include trademarks, licenses, store lease acquisition costs, software, and development costs.

Trademarks are recorded at cost or at the value attributed upon acquisition and include the cost of trademark registration in the various countries in which the Group operates. The estimated useful life is between 20 and 40 years for trademarks. This assumes there are no risks or limitations on control over their use. Every trademark is tested for impairment whenever indicators of impairment emerge. The useful life of trademark registration costs is estimated to be 10 years.

The caption trademark also includes other intellectual property rights which useful life is determined in accordance with the relevant contracts.

Store lease acquisition costs (or key money) represent expenditures incurred to enter into or take over retail store lease agreements. When the lease contracts fall under the application of IFRS 16, the store lease acquisition is included within the initial direct costs that contribute to the formation of the Right of Use assets.

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenses incurred from the date when the intangible asset first meets the recognition criteria listed above. If no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are recognized at cost less accumulated amortization and accumulated impairment losses in the same way as separately acquired intangible assets. During the development period, the asset is tested annually for potential impairment losses.

Intangible assets with a definite useful life are amortized on a straight-line basis at the following rates:

Category of Intangible assets with a finite useful life	Depreciation rate or period
Concessions licences Trademarks	2.5%25%
Key money	Lease term (*)
Software	10%-33%
Development costs and other intangible	10%-33%

(*)	the lease term includes the renewal period when the exercise of the option is deemed reasonably certain

Leases

Leases are regulated by IFRS 16 which apply to all lease contracts that provide for the payment of fixed rents, including those indexed and those that set a guaranteed minimum.

The Group recognize the leases at the commencement date of the lease and based on the lease term. The Group determines the lease term as the non-cancellable period of a lease, together with the periods covered by an option to extend or to terminate the lease under the control of the Company.

Management evaluates the exercise of the option if it’s considered “reasonably certain” based on several factors and circumstances that create an incentive for the lessee to exercise, or not to exercise the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.

The lease term begins on the ‘commencement date’ of the lease. This is defined as the date on which the lessor makes an underlying asset available for use by a lessee. It is the date on which the lessee initially recognizes and measures Right of Use assets and lease liabilities.

The Right of Use assets is measured at cost, identified as the initial measurement of the lease liability, increased by any initial direct costs incurred by the lessee (legal fees, agent fees or other incremental costs incurred to conclude the contract) or by any dismantling cost necessary to bring back the premises to its original condition. The Right of use Assets is depreciated over the shorter of useful or lease term.

The Lease Liability is measured at the present value of the lease payments that outstanding at that date. The lease payments are discounted using an incremental borrowing rate calculated at Group level. The interest expenses are recorded in the profit or loss caption “Financial expense” represent the adjustment of the present value of the Lease Liability. Since most leases stipulated by the Group do not have an interest rate implicit in the lease, the discount rate applicable to future lease payments is determined as the risk-free rate of each country in which the leases are stipulated, with payment dates based on the terms of the specific lease, increased by the Parent Company’s credit spread.

A lease modification occurs when there is a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term). The effective date of the modification is defined as “the date when both parties agree to a lease modification”. When this occur, the Right of use and the lease liability are updated accordingly. If a lease is terminated before the original lease term date defined at the commencement date, both Right of Use assets and the lease liability are remeasured, impacting also the Consolidated Statement of Profit and Loss.

In addition, the options for the extension and early termination of the lease agreements are re-evaluated and re-considered when a significant event or a change occurs in the circumstances that are under the control of the Group and this will influence the assessment of the reasonable certainty of the exercise options.

Regarding low value contracts (the price of the asset, when new and recognized on a single component basis approach, is less than USD 5,000) and leases whose lease term is shorter than 12 months, as set out in the IFRS 16 the company has elected to adopt an exemption to record these items on a straight-line basis.

Variable rent, typically linked to sales without a guaranteed minimum, are excluded from the scope of application of such standard.

Impairment of Property plant equipment and investment excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment is recognized in the Consolidated Statement of Profit and Loss under amortization, depreciation and impairment of assets.

If the reason for the impairment loss no longer exists, the asset or cash-generating unit is reversed to the new estimate of recoverable amount, which may not exceed the carrying amount net of depreciation/amortization that the asset would have had if the impairment loss had not been charged. The reversal of impairment is recognized in the Consolidated Statement of Profit and Loss.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statement, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, ensuring that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see below); and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held interests (including joint operations) in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group’s policy for goodwill arising on the acquisition of an associate is described below.

Put and call agreement on minority shareholders

In the case of put options granted to minority shareholders, the Group recognizes a financial liability corresponding to the present value of the exercise price of the option. On initial recognition, this financial liability is reclassified from equity as a deduction from the minority interests if put option terms and conditions give the Group the access to the economic benefits, therefore the Group accounts for this interest as if it was already acquired.

The liability is subsequently remeasured at the end of each period in compliance with IFRS 9.

Investments

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Under the equity method, investments in associates are carried in the Consolidated Statement of Financial Position at cost and adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after assessment, is recognized immediately in the Consolidated Statement of Profit and Loss.

The requirements of IAS 36 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate. Associates’ accounting policies have been changed where necessary to ensure consistency with the Group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Financial instruments

In accordance with IFRS 9, financial assets are classified in the following three categories:

•

Financial assets measured at amortised cost (AC) using the effective interest method: these assets fall under a “hold to collect” business model and generate contractual cash flows of a principal and interest nature. This category includes financial assets other than derivatives such as loans and receivables with payments that are fixed or can be determined, and that are not listed in an active market. Discounting is omitted when the effect is insignificant. This category includes cash, trade receivables and receivables from connected companies for tolls collected on behalf of Group licensee companies, which had not yet been allocated by the end of the period, and interest-bearing loans granted.

•

Financial assets measured at fair value with changes in fair value recognized in the statement of comprehensive income (“FVOCI”): these assets fall under a hold to collect and sell business model and generate contractual cash flows of a principal and interest nature. This category also includes minority interests, irrevocably designated as such under IFRS 9, other than equity instruments not held for trading and not a potential consideration arising from a business combination. For minority interests, contrary to what generally happens with financial assets at FVOCI, the gains and losses recognized in the statement of comprehensive income are not subsequently transferred to the income statement, although the cumulative profit or loss may be transferred to Shareholders’ equity; in addition, such minority interests are not subject to impairment accounting. The dividends arising from these are still recognized in the income statement, unless they clearly represent a recovery of part of the investment cost.

•

Financial assets measured at fair value with changes in fair value recognized in profit and loss (“FVPL”): this category covers the remainder and includes all financial assets other than those measured at amortised cost and at fair value with changes in fair value recognized in the statement of comprehensive income (“FVOCI”). This category includes financial assets without an interest component, including investments in investment funds.

Reclassification

A financial asset is only reclassified when there is a change in the contractual terms that significantly affects the previously expected cash flows or when Group changes its business model for managing financial assets. Reclassifications are only made prospectively from the reclassification date, without restating any previously recognized gains, losses or interest.

Derecognition

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognizes a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. In contrast, on derecognition of an investment in an equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses on investments in debt instruments that are measured at amortised cost or at FVTOCI, lease receivables, trade receivables and contract assets, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognises lifetime expected credit losses (ECL) for trade receivables, contract assets and lease receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Financial liabilities

Pursuant to IFRS 9, financial liabilities are divided into two categories: 1) financial liabilities measured at amortised cost using the effective interest rate method (“AC”); 2) financial liabilities measured at fair value with changes in fair value recognized in profit and loss (“FVPL”), which are in turn divided into the two sub-categories “held for trading” and “FVPL”.

Financial liabilities include loans, bonds, lease liabilities, trade payables, other liabilities and financial derivatives. These instruments are recorded at fair value on initial recognition, net of any costs that can be ascribed to them. Subsequently, the financial liabilities in question are measured at amortised cost using the effective interest method, with the exception of derivative financial instruments (other than derivative financial instruments designated as effective hedging instruments) and any financial liabilities designated at FVPL, which are accounted for at fair value through profit or loss.

Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, options and interest rate swaps.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realised or settled within 12 months. Other derivatives, as trading derivatives, are presented as current assets or current liabilities.

Embedded derivative

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host with the effect that some of the cash flows of the combined instrument vary a way similar to a stand-alone derivative.

Derivatives embedded in hybrid contracts with a financial asset host within the scope of IFRS 9 are not separated.

The entire hybrid contract is classified and subsequently measured as either amortised cost or fair value as appropriate.

Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Group generally designates the whole hybrid contract at FVTPL.

An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realised or settled within 12 months.

Hedge accounting

The Group designates certain derivatives as hedging instruments in respect of foreign currency risk and interest rate risk in fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationship meets all of the following hedge effectiveness requirements:

a)	there is an economic relationship between the hedged item and the hedging instrument;

b)	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

c)

the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

The Group designates only the intrinsic value of option contracts as a hedged item, i.e. excluding the time value of the option. The changes in the fair value of the aligned time value of the option are recognized in other comprehensive income and accumulated in the cost of hedging reserve. If the hedged item is transaction-related, the time value is reclassified to profit or loss when the hedged item affects profit or loss. If the hedged item is time period related, then the amount accumulated in the cost of hedging reserve is reclassified to profit or loss on a rational basis – the Group applies straight-line amortisation. Those reclassified amounts are recognized in profit or loss in the same line as the hedged item. If the hedged item is a non-financial item, then the amount accumulated in the cost of hedging reserve is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. Furthermore, if the Group expects that some or all of the loss accumulated in cost of hedging reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Group designates certain derivatives as either:

a)	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

Where a derivative financial instrument is designated as a hedge against the fluctuation in fair value of a recognized asset or liability (fair value hedge), the gain or loss for re-measuring the hedging instrument at fair value is recognized in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Consistently, the hedged items are adjusted to consider changes in fair value of the hedged risk.

The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the income statement. The gain or loss relating to the ineffective portion is recognized in the income statement. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortised to the income statement over the period to maturity.

b)	hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

Where a derivative financial instrument is designated as a hedge of foreign exchange rate or interest rate in relation to future cash flow (cash flow hedge), the effective portion of any gain or loss on the derivative financial instrument is recognized directly to equity. The gain or loss associated with an ineffective portion of a hedge is recognized in the income statement. The cumulative gain or loss is removed from equity and recognized in the income statement at the same time in which the hedged transaction affects the income statement (as an adjustment to the caption of the income statement affected by the hedged cash flows).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement.

The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the income statement within ‘revenues’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

c)	hedges of a net investment in a foreign operation (net investment hedge).

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the foreign currency forward contracts relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Gains and losses on the hedging instrument accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

Inventories

Raw materials, work in progress and finished products are recognized at the lower of acquisition cost, production cost and net realizable value. Cost comprises direct production costs and those indirect that have been incurred in bringing the inventories to their present location and condition. Acquisition or production cost is determined on a weighted average basis.

Provisions, adjusting the value of the inventories, are made for slow moving, obsolete inventories or if, in the end, the estimated selling price or realizable value is reasonably expected to be lower than the cost.

Employee termination indemnities

The Employee Severance Indemnity (“TFR”) takes the form of a defined benefit plan, measured with actuarial techniques using the Projected Unit Credit Method. The recognition of changes in actuarial Profit/(Loss) is recognized in other components of the Statement of Comprehensive Income. The cost of labour for Group companies, as well as the interest expense relating to the “time value” component in actuarial calculations, continue to be recognized in the Consolidated Statement of Profit and Loss. The portion of employee severance indemnities paid to supplementary pension funds and the INPS treasury fund is considered a defined contribution fund because the Company’s obligation to the employee ceases with the payment of the accrued contributions to the pension funds.

Other long-term employee benefits are recognized among non-current liabilities and their value corresponds to the present value of the defined benefit obligation at the reporting date, adjusted according to the period of the underlying agreement.

Like defined benefit plans, other long-term benefits are also valued using the Projected Unit Credit Method. Unlike defined benefits plans the actuarial gains and losses of other long-term benefits are recognized though profit or loss rather than through net equity.

Provisions for risks and charges

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Provisions for the costs to restore leased plant assets to their original condition, as required by the terms and conditions of the lease, are recognized when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.

Treasury shares

Treasury shares are measured at purchase cost, as a reduction in Shareholders’ equity. The nominal value of the Treasury Shares held is deducted directly from share capital.

Gains and losses on disposal, net of income taxes, are taken directly to equity.

Assets or Disposal Groups

Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such an asset or disposal group, and the sale is highly probable, with the sale expected to be completed within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Assets and disposal groups are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.

Revenue and cost recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control of a product or service to a customer.

In the wholesale channel, the Group recognizes revenue when title transfers to third-party customers. Direct sales to customers are mostly made through retail stores, revenues are recognized at the time of purchase by retail customers.

For sales via the online channel, revenue is recognized when control of the goods has transferred to the customer.

Sales of services, mainly involved in the Group’s “Other activities”, are recognized as the services are provided.

Revenue is presented net of all forms of discount. In particular, payments made in order to have products referenced or, in accordance with agreements, to participate in advertising campaigns with the distributors, are deducted from related revenue.

Under the Group’s standard contract terms, customers have a right of return within a specified period of time. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, the Group has a right to recover the product when customers exercise their right of return. Consequently, the Group recognises a right to returned goods asset and a corresponding adjustment to cost of sales. The Group uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of returns over previous years.

Royalties are accounted for based on sales made by the licensees and the terms of the contracts.

Costs are recognized on an accrual basis. In particular, a cost is immediately recognized in the profit or loss when:

•	an expense does not generate any future economic benefit;

•	the future economic benefits do not qualify or cease to qualify as assets for recognition in the statement of financial position;

•	a liability is incurred and no asset has been recognized.

Advertising and research costs, in accordance with IAS 38, are charged in full to the income statement, when the service has been provided and delivered to the Group.

Share – based payment plans

The Group recognizes additional benefits to some employees, directors and collaborators with particular positions, through equity-settled share-based payments, which provide for the physical delivery of shares. In accordance with the provisions of IFRS 2 – Share-based payments – rights in favour of employees are valued at fair value when the beneficiary is informed of their allocation, and this value is determined using the binomial model. This model takes account of all the features of the rights (duration, exercise price and conditions, etc.), as well as the value of the underlying shares at the grant date and their expected volatility.

If the right can be exercised after a certain period (vesting period) and on the occurrence of specific performance conditions, the cost of transactions settled with equity instruments, together with the corresponding increase in shareholders’ equity, is recorded in the period in which the conditions relating to the achievement of objectives and/or the provision of the service are satisfied, ending at the time the beneficiaries have fully accrued the right to receive payment (“vesting date”).

At the end of each year, the fair value of the rights which has been determined previously is not reviewed, but on this date the estimate of the number of rights which will vest up to the expiry is updated. The accumulated costs recorded for these transactions at the end of each year up to the vesting date are proportionate to the expiries of the vesting period and to the best available estimate of the number of options which will actually vest. The cost or revenue recorded in the income statement for the year represents the change in the accumulated cost recorded at the start and at the end of the year.

No cost is recorded for rights which do not ultimately vest, except in the case of rights whose allocation is subordinate to market conditions.

The impact of the dilution of the rights not yet exercised is reflected in the calculation of the dilution of earnings per share.

Cash-settled transactions

In case of cash-settled share-based transactions, the cost of the cash-settled transactions is initially valued at the fair value at the date the beneficiary is informed of their allocation. This fair value is recognized in the income statement in the period until vesting, with the recognition of a corresponding liability. Until the liability is settled, the fair value is recalculated at each year-end date and at the settlement date, charging the related changes to the income statement.

Financial income and expense

Financial income and charges are recorded on an accrual basis according to the interest accrued on the net value of the related financial assets and liabilities, using the effective interest rate.

Interest expenses might include interest on bank overdrafts, on short and long term loans, amortization of initial costs of loan operations, changes in the fair value of derivatives – insofar as chargeable to the profit or loss –, annual interest maturing on the present value of post-employment benefits and interests on late payments.

Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

For the purposes of measuring deferred tax liabilities and deferred tax assets for investment properties that are measured using the fair value model, the carrying amounts of such properties are presumed to be recovered entirely through sale, unless the presumption is rebutted. The presumption is rebutted when the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The directors reviewed the Group’s investment property portfolios and concluded that none of the Group’s investment properties are held under a business model whose objective is to consume substantially all of the economic benefits embodied in the investment properties over time, rather than through sale. Therefore, the directors have determined that the ‘sale’ presumption set out in the amendments to IAS 12 is not rebutted. As a result, the Group has not recognised any deferred taxes on changes in fair value of the investment properties as the Group is not subject to any income taxes on the fair value changes of the investment properties on disposal.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

6.	CHANGES OF ACCOUNTING POLICIES, ERRORS AND CHANGES OF ESTIMATES

The accounting policies adopted change from one year to the next only if the change is required by an accounting standard or if it helps provide more reliable and meaningful information on the impact of operations on the entity’s statement of financial position, profit or loss or cash flows.

Changes of accounting policy are accounted for retroactively with the effect allocated to the opening equity of the earliest of the periods presented. The other comparative amounts reported for each prior period are also adjusted as if the new policy had been applied from the outset. A prospective approach is adopted only when it would be impracticable to restate the comparative information.

The application of a new or amended accounting standard is accounted for as requested by the standard itself. If the standard does not regulate the transition method, the change is accounted for on a retroactive basis or, if impracticable, on a prospective basis.

Material errors are treated on the same basis as changes of accounting policy as described above. Non-material errors are corrected through the profit or loss for the period in which the error was identified. Changes of accounting estimates are accounted for prospectively in the profit or loss for the year in which the change is made if it only affects the profit or loss for that year, or in the profit or loss for the year in which the change is made and in subsequent periods if they are also affected by the change.

After the closing date as at December 31, 2019, the Company did not identify any error of change of estimates that would have required adjustment in the financial statements other than the restatement described in Appendix 2.

7.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Group’s accounting policies, the Company is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of non-current assets

Non-current assets include Property, plant and equipment, Investment property, Goodwill, Financial assets and Investment. The Group periodically reviews the book value of the non-current assets held and used and of the assets that must be disposal, when facts and circumstances require such review.

For goodwill, this analysis is carried out at least once a year and whenever facts and circumstances require it. The analysis of the recoverability of the carrying amount of goodwill is carried out using the estimated cash flows expected from the use or sale of the assets and adequate discount rates for calculating the current value.

For Property, plant and equipment, Investment property, Intangible assets with a finite useful life, Right-of-use assets, Financial assets and Investments this analysis is carried out at least once a year and whenever facts and circumstances require it.

Impairment exists when the book value of an asset or cash flow generating unit exceeds its recoverable value, which is the higher of its fair value less the costs of sale and its value in use. The calculation of the fair value less the costs of sale is based on the data available from transactions between free and independent parties involving similar assets or observable market prices, less the incremental transaction costs relating to the disposal of the asset. The value in use is calculated based on discounted cash flow models using a pre-tax discount rate which reflects the current market estimate of the cost of money over time and the specific risks of the asset.

The cash flows are taken from the business plans prepared by management, which represent the best estimate made by the Group on the economic conditions set for the plan period. The plan forecasts refer to an explicit time period of three years, the long-term growth rate (g) – used to estimate the terminal value of the asset – for prudential reasons is lower than the long-term growth rate for the sector, country or reference market. Cash flows do not include restructuring activities for which the Group does not have a current obligation, or significant future investments which will increase the yield on the assets that make up the cash flow generating unit that is being valued. The recoverable amount is very dependent on the discount rate used in the discounted cash flow model and also on the expected future incoming cash flows and on the growth rate used for the purposes of the extrapolation.

Recoverability of deferred tax assets

The deferred tax asset have been recorded on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to increase its valuation allowances against its deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

Derivatives

The measurement of derivative financial instruments recognized as assets and liabilities requires the use of estimates and assumptions. The way in which fair value is determined and the risk inherent in derivative contracts to hedge currency risk and interest rate risk is managed are described in the specific sections Financial risk management, and Derivatives. The estimates and assumptions considered are constantly reviewed and the effects of any changes are recognized immediately in the financial statements. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed.

Provisions for obsolete inventory

Since the Group’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through the Group’s various distribution channels.

Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.

The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.

Provision for risks

The Group recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuit and proceedings and consults with its legal advisors as well as legal and tax experts.

COMMENTS TO THE INCOME STATEMENT ITEMS

8.	Revenues

The consolidated revenues are produced primarily by sales of finished products and are stated net of returns and discounts.

Revenues, mostly from the sales of goods, are as follows (in thousand of Euro):

	2019	2018
Europe - ME & Africa	432,236	393,908
North America	235,092	215,415
Latin America	25,366	24,527
APAC	626,328	541,132
Other	2,305	7,581
Revenues	1,321,327	1,182,563

9.	Other income

Other income amount to Euro 28,602 thousand (Euro 30,466 thousand in 2018).

	2019	2018
Release of provision	11,958	1,475
Subsidies	7,674	10,116
Income from the sale of advertising material	2,051	2,324
Gain on property plant and equipment disposal	533	10,302
Other	6,386	6,249
Other income	28,602	30,466

The 2018 balance of the caption Gain on property plant and equipment disposal includes the gain arising from the sale of a building located in Paris (Euro 7,867 thousand).

10.	Costs for raw materials and consumables

The costs for raw materials and consumables have the following composition (in thousand of Euro):

	2019	2018
Raw materials	(139,965)	(137,527)
Goods	(141,512)	(58,383)
Consumables	(14,067)	(14,989)
Change in raw materials and goods	(1,763)	6,359
Other	(4,760)	(1,852)
Costs for raw materials and consumables	(302,067)	(206,392)

11.	Costs for services

The caption includes the following (in thousand of Euro):

	2019	2018
Freight, insurance and selling expenses	(67,477)	(68,873)
Outsourcing of production	(74,829)	(86,772)
Administrative, notary and legal fees	(36,356)	(38,175)
Fees to corporate bodies	(2,438)	(3,640)
Advertising and marketing expenses	(60,789)	(63,688)
Variable, short term and low value rents	(68,462)	(54,106)
Utilities & CAM	(26,063)	(24,794)
Maintenance	(12,672)	(14,109)
Oher services	(18,579)	(12,126)
Travel expenses	(17,117)	(14,014)
Bank expenses	(10,046)	(9,505)
Cost of services	(394,828)	(389,802)

Other services mainly include postal, telephone and telegraphic charges, entertainment, training expenses and miscellaneous external services.

Rents include:

•	rents related to low value contracts (the price of the asset, when new and recognized on a single component basis approach, is less than USD 5,000)

•	purely variable rent, typically linked to sales without a guaranteed minimum, are excluded too from the scope of application of such standard.

•	leases whose lease term is shorter than 12 months are not in the scope of “IFRS 16 Leases”, so they are recognized through profit or loss.

12.	Personnel costs

The caption describes personnel costs as follow (in thousand of Euro):

	2019	2018
Wage & salaries	(254,909)	(241,322)
Social contributions, pension plans and indemnities	(61,081)	(59,154)
Severances indemnities	(9,778)	(12,148)
Uniforms	(8,481)	(3,340)
Insurances & other benefits	(2,225)	(3,031)
Other payroll expenses	(2,462)	(2,505)
Personnel costs	(338,936)	(321,500)

The caption Severance indemnities includes restructuring costs related to supply chain (Euro 6,935 thousand in 2019, Euro 9,059 thousand in 2018), to distribution companies and head quarter functions (Euro 2,827 thousand in 2019, Euro 3,089 thousand in 2018) and to woman division business (Euro 16 thousand in 2019).

As of December 31, 2019 the Group employed 6,540 people compared to 6,577 people employed at the end of the prior year.

The comparison with the prior year by employee category is as follows:

	December 31, 2019	December 31, 2018	Average
White Collars	4,095	4,022	4,058
Blue Collars	2,132	2,220	2,176
Temporary employees	313	335	324
Total employees	6,540	6,577	6,558

13.	Depreciation, Amortization and Impairment of assets

The caption Depreciation, Amortization and Impairment of assets has the following composition (in thousand of Euro):

	2019	2018
Depreciation of Property, plant and equipment and Investment property	(43,520)	(39,374)
Depreciation Amortizations of intangible assets with a finite useful life	(14,028)	(13,024)
Depreciation of Right of use	(112,063)	(106,528)
Impairment of Property, plant and equipment	(4,210)	(4,876)
Depreciation, Amortization and Impairment of assets	(173,821)	(163,802)

The caption Impairment of property, plant and equipment is detailed as follow (in thousand of Euro);

	2019	2018
Impairment of Hong Kong stores	(2,855)	—
Impairment of US store	—	(2,998)
Other minor	(1,355)	(1,878)
Impairment of property, plant and equipment	(4,210)	(4,876)

14.	Write downs and other provisions

Write down and other provision costs amount to Euro 3,814 thousand (Euro 750 thousand in 2018) and mainly include the bad-debt provision on current receivables, current assets write-downs and other provisions.

15.	Other operating costs

The Other operating costs amount to Euro 39,597 thousand (Euro 40,225 thousand in 2018) and are detailed below:

	2019	2018
Local taxes	(16,245)	(15,008)
Gifts, charity, associations and other charges	(12,338)	(13,448)
Royalties	(4,880)	(4,876)
Stationary and other materials	(1,502)	(1,309)
Losses on assets disposal	(1,503)	(3,580)
Penalties & other costs of previous year	(2,362)	(1,298)
Other	(7687	(706)
Other operating costs	(39,597)	(40,225)

The caption includes also the contributions to Fondazione Zegna amounted to Euro 999 thousand in 2019.

16.	Financial income, financial expenses and exchange gains/(losses)

The Financial income, financial expenses and exchange gains/(losses) total Euro (16,767) thousand in 2019 (Euro 25,902 thousand in 2018) include the following (in thousand of Euro):

		2019	2018
Financial income
-	Options	—	—
-	Treasury securities income and other financial interests	19,165	15,853

Financial expenses
-	Options	(4,154)	(108)
-	Treasury securities expenses and other financial interests	(10,430)	(26,363)
-	Lease liabilities financial expenses	(11,522)	(10,734)
Total financial expenses		(26,106)	(37,205)
Exchange Gains and Losses		(9,826)	(4,550)
Financial income, financial expenses and exchange gains/(losses)		(16,767)	(25,902)

Exchange Gain and Losses represents the impact of rates fluctuation and include effect on hedge transactions.

17.	(Write downs)/ Revaluations of Equity investments

The caption amounts to negative balance of Euro (1,534) thousand in 2019; Euro (3,956) thousand in 2018 and includes the effects of the evaluation of the investments valued at equity method.

18.	Income taxes

In 2019 taxes accrued in the Consolidated Income Statement, in comparison with previous period, are as follow (in thousand of Euro):

	2019	2018
IRES Italian income taxes	(4,271)	(2,709)
IRAP Regional income taxes	(2,155)	(2,362)
Income taxes other countries	(26,942)	(25,788)
Previous year Taxes	1,810	2,218
Deferred taxes	(9,501)	3,619
Income taxes	(41,059)	(25,022)

The reconciliation between the Group’s theoretical tax rate and its effective tax rate is presented in the table below:

Profit (loss) before taxes 2019	78,564

Tax at the domestic rates applicable to profits in the country concerned	(22,626)
(Non-deductible costs) net of non-taxable income	(3,077)
Effects from non-registration of tax assets	(9,386)
Write off of deferred taxes	(5,360)
IRAP	(2,155)
Patent box impact	1,545

Income taxes	(41,059)

Profit (loss) before taxes 2018	60,700

Tax at the domestic rates applicable to profits in the country concerned	(20.736)
(Non-deductible costs) net of non-taxable income	3,623
Effects from non-registration of deferred taxes	(7,051)
IRAP	(2,362)
Patent box impact	1,504

Income taxes	(25,022)

COMMENTS ON THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Non current assets

19.	Property plant and equipment

The chart below provides the composition of property plant and equipment as of December 31, 2019 with comparative figures as of December 31, 2018:

Net Value	December 31, 2019	December 31, 2018
Land and buildings	123,214	117,314
Plants and machineries	35,941	35,651
Industrial and commercial equipment	39,003	30,434
Leasehold improvement	63,538	64,830
Other tangible assets	4,604	3,707
Tangible assets under construction – advances	2,741	4,579

Property, plant and equipment	269,041	256,515

The historical cost and accumulated depreciation of the year are set forth below:

	Land and Buildings	Plants and machineries	Industrial and commercial equipment	Leasehold improvement	Other tangible assets	Tangible assets under construction -advances	Total
Historical Cost	171,376	173,376	155,403	232,095	9,835	4,579	746,399
Accumulated depreciation	(54,062)	(54,062)	(124,969)	(167,265)	(6,128)	—	(489,884)

Net carrying amount at December 31, 2018	117,314	35,651	30,434	64,830	3,707	4,579	256,515
Historical cost	183,834	188,869	158,373	236,072	10,945	2,741	780,834
Accumulated depreciation	(60,620)	(152,928)	(119,370)	(172,534)	(6,341)	—	(511,793)
Net carrying amount at December 31, 2019	123,214	35,941	39,003	63,538	4,604	2,741	269,041

Historical Value – Tangible Asset
	01/01/2019	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Land and Buildings	171,376	1,939	(1,096)	3,473	8,143	183,834
Plants and machineries	173,111	7,285	(4,063)	235	12,301	188,869
Industrial and commercial equipment	155,403	16,935	(18,961)	1,894	3,103	158,374
Leasehold improvement	232,095	16,883	(23,146)	3,323	6,917	236,072
Other tangible assets	9,834	921	(188)	(491)	869	10,945
Under construction tangible assets advances	4,579	3,485	—	17	(5,340)	2,741
Total	746,398	47,448	(47,454)	8,451	25,992	780,834

Depreciation fund – Tangible Asset
	01/01/2019	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Land and Buildings	(54,063)	(2,302)	—	(843)	(3,412)	(60,620)
Plants and machineries	(137,460)	(9,238)	3,437	(73)	(9,594)	(152,928)
Industrial and commercial equipment	(123,665)	(13,191)	18,043	(2,296)	1,739	(119,370)
Leasehold improvement	(168,568)	(18,784)	20,824	(5,878)	(128)	(172,534)
Other tangible assets	(6,127)	(3,396)	2,153	(5)	1,033	(6,341)
Under construction tangible assets advances	—	—	—	—	—	—
Total	(489,883)	(46,911)	44,457	(9,095)	(10,362)	(511,793)

Historical Value – Tangible Asset
	01/01/2018	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Land and Buildings	195,518	3,518	(26,996)	(519)	(216)	171,376
Plants and machineries	174,521	10,380	(13,632)	377	1,465	173,111
Industrial and commercial equipment	150,349	12,624	(14,006)	2,533	3,903	155,403
Leasehold improvement	229,228	9,537	(28,308)	1,644	19,994	232,095
Other tangible assets	11,704	3,841	543	157	(6,411)
Under construction tangible assets advances	1,879	827	(86)	2		4,579
Total	763,199	40,798	(82,495)	4,194	20,692	746,398

Depreciation fund – Tangible Asset
	01/01/2018	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Land and Buildings	(55,379)	(2,192)	5,168	(1,660)		(54,063)
Plants and machineries	(140,364)	(8,636)	10,984	(362)	918	(137,460)
Industrial and commercial equipment	(120,035)	(13,028)	11,923	(2,004)	(521)	(123,665)
Leasehold improvement	(172,181)	(17,397)	26,274	(1,897)	(3,367)	(168,568)
Other tangible assets	(5,236)	(922)	260	499	(728)	(6,127)
Under construction tangible assets advances
Total	(493,195)	(42,175)	54,609	5,424	(3,698)	489,883

As better described in the Note 13 “Depreciation, Amortization and Impairment of assets”, during 2019, as a result of the impairment test performed on DOS, Property plant and equipment have been collectively impaired by Euro 4,210 thousand.

The DOS assets amortized or depreciated on a systematic basis are tested for impairment if there are indications of or changes to planning assumptions suggesting that the carrying amount of the assets is not recoverable. For this purpose, after preparing the annual budget plan, the Group conducts a triggering event test at DOS level. If defined year-on-year sales and profitability indicators are not reached, the non-current assets of the DOS in question are tested for impairment.

The method used to identify the recoverable amount (value in use) of all the aforementioned CGUs, except for the brands, consisted of discounting the projected cash flows (Discounted Cash Flow) generated by the activities directly attributable to the segment to which the intangible asset or net invested capital has been assigned (CGU). Value in use was the sum of the present value of future cash flows expected from the business plan projections prepared for each CGU and the present value of the related operating activities at the end of the period (terminal value).

The business plans used to prepare the impairment test cover a period of three years and have been constructed on the basis of the 2020 budget prepared by management.

The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2019, the WACC used for discounting purposes ranged between 6.24% and 17%. The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The prevalent growth rate was 1,5%.

In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted. Based on it, except of impairment on non-current assets indicated above, these stress tests continued to show a coverage.

With these stress tests, the growth rate “g” for the terminal period was reduced by up to 50 basis points, while the WACC rate was increased up to 50 basis points, continuing to show significant coverage.

20.	Investment property

The below chart provides the net carrying amount of Investment property as of December 31, 2019 with comparative figures as of December 31, 2018:

Investment Property
Historical cost	56,767
Accumulated depreciation	(2,050)
Net carrying amount at December 31, 2018	54,717
Historical cost	58,185
Accumulated depreciation	(3,023)
Net carrying amount at December 31, 2019	55,162

The historical cost and accumulated depreciation of the past two years are set forth below:

	December 31, 2019	December 31, 2018
Opening balance	54,717	52,998
Increase	326
Disposals	—	—
Depreciation	(818)	(770)
Foreign currency translation	937	2,489
Closing balance	55,162	54,717

The caption relates to a building and its land held for income purposes and located in the United States.

21.	Intangible assets with a finite useful life

The chart below provides the composition of Intangible assets with a finite useful life as of December 31, 2019 with comparative figures as of December 31, 2018:

	2019	2018
Concessions, licenses, trademarks	44,713	45,301
Other intangible assets	25,228	22,915
Industrial patents, intellectual rights	6	310
Intangible assets in progress	4,163	8,656

Intangible assets with a finite useful life	74,110	77,182

The historical cost and accumulated amortization of the past two years are set forth below:

	Concessions, licenses, trademarks	Other intangible assets	Industrial patents, intellectual rights	Intangible assets in progress	Total
Historical cost	81,719	109,975	6,130	8,656	206,480
Accumulated depreciation	(36,418)	(87,060)	(5,820)	—	(129,298)
Net carrying amount at December 31, 2018	45,301	22,915	310	8,656	77,182
Historical cost	83,318	119,096	1,135	4,163	207,712
Accumulated depreciation	(38,605)	(93,868)	(1,129)	—	(133,602)
Net carrying amount at December 31, 2019	44,713	25,228	6	4,163	74,110

Historical Value – Intangible assets
	01/01/2019	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Concessions, licenses, trademarks	81,719	2,897	(1,664)	86	280	83,318
Other intangible assets	109,975	3,925	(9,870)	565	14,501	119,096
Industrial patents, intellectual rights	6,130	17	(7)	—	(5,005)	1,135
Intangible assets in progress	8,656	5,148	—	(2)	(9,639)	4,163
Total	206,480	11,987	(11,541)	649	137	207,712

Depreciation fund - Intangible assets
	01/01/2019	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Concessions, licenses, trademarks	(36,418)	(3,590)	1,260	(48)	191	(38,605)
Other intangible assets	(87,060)	(12,286)	10,164	(436)	(4,250)	(93,868)
Industrial patents, intellectual rights	(5,820)	(40)	5	—	4,726	(1,129)
Intangible assets in progress	—	—	—	—	—	—
Total	(129,298)	(15,916)	11,429	(484)	667	(133,602)

Historical Value – Intangible assets
	01/01/2018	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Concessions, licenses, trademarks	40,300	40,686	(133)	52	814	81,719
Other intangible assets	124,012	5,682	(30,555)	1,115	9,721	109,975
Industrial patents, intellectual rights	5,574	113			443	6,130
Intangible assets in progress	5,896	11,408		(51)	(8,597)	8,656
Total	175,892	57,889	(30,668)	1,116	2,381	206,480

Depreciation fund - Intangible assets
	01/01/2018	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Concessions, licenses, trademarks	(35,841)	(1,951)	167	107	1,100	(36,418)
Other intangible assets	(96,889)	(10,930)	20,156	(663)	1,266	(87,060)
Industrial patents, intellectual rights	(5,392)	(144)			(284)	(5,820)
Intangible assets in progress
Total	(138,122)	(13,025)	20,323	(556)	2,082	(129,298)

Concessions licenses trademarks include Euro 38,545 thousand acquisition of Thom Browne Group. Such allocation led to the identification of the brand as a separate intangible, measured at its fair value at the acquisition date, amounting to Euro 38,595 thousand.

22.	Right of use

The caption includes the carrying net value of right-of-use asset measured on a lease-by-lease basis.

Net Value	December 31, 2019	December 31, 2018
Land and buildings	467,641	510,917
Plants and machineries	286
Industrial and commercial equipment	338	477
Other tangible assets	3,692	3,086

Right of use	471,957	514,480

The historical cost and accumulated amortization of the past two years are set forth below:

	Land and Buildings	Plants and machineries	Industrial and commercial equipment	Other tangible assets	Total
Historical cost	616,307		616	4,692	621,615
Accumulated depreciation	(105,390)		(139)	(1,606)	(107,135)

Net carrying amount at December 31, 2018	510,917		477	3.086	514.480
Historical cost	665,738	326	616	6,396	673,076
Accumulated depreciation	(198,097)	(40)	(278)	(2,704)	(201,119)

Net carrying amount at December 31, 2019	467,641	286	338	3,692	471,957

Historical Value – RoU Assets
	01/01/2019	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Land and Buildings	616,307	58,978	(18,801)	9,254	—	665,738
Plants and machineries	—	326	—	—	—	326
Industrial and commercial equipment	616	—	—	—	—	616
Other tangible assets	4,692	2,489	(780)	(5)	—	6,395
Total	621,615	61,793	(19,581)	9,249	—	673,075

Depreciation fund – RoU Assets
	01/01/2019	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2019
Land and Buildings	(105,390)	(109,760)	18,801	(1,748)	—	(198,097)
Plants and machineries	—	(40)	—	—	—	(40)
Industrial and commercial equipment	(139)	(139)	—	—	—	(278)
Other tangible assets	(1,605)	(1,881)	780	2	—	(2,704)
Total	(107,134)	(111,820)	19,581	(1,746)	—	(201,119)

Historical Value – RoU Assets
	01/01/2018	Additions	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Land and Buildings	437,339	179,831	(863)			613,607
Plants and machineries
Industrial and commercial equipment	610	6				616
Other tangible assets	3,247	1,445				4,692
Total	441,196	181,282	(863)			621,615

Depreciation fund – RoU Assets
	01/01/2018	Depreciation	Disposals	Conversion differences	Other movements and reclass.	31/12/2018
Land and Buildings		(106,253)	863			(105,690)
Plants and machineries		(139)				(139)
Industrial and commercial equipment
Other tangible assets		(1,605)				(1,605)
Total		(107,997)	863			(107,134)

23.	Goodwill

As at December 31, 2019, Goodwill amounts to Euro 310,606 thousand (Euro 296,675 thousand as of December 31, 2018) and relates to the following acquired business:

Net Value	December 31, 2019	December 31, 2018
Thom Browne Inc.	287,584	282,159
Bonotto S.p.A.	5,977	5,877
Gruppo Dondi S.p.A.	8,405	—
Pelletteria	7,039	7,039
Other minor	1,601	1,600

Goodwill	310,606	296,675

Thom Browne Inc. goodwill difference relates to the acquisition of 85% of Thom Browne Group (hereinafter “Thom Browne Group” or “TB Group”) occurred at the end of November 2018.

The difference between the consideration transferred and the net equity acquired was recognized as goodwill at December 31, 2018. According to IFRS 3 a purchase price allocation exercise has been performed, which led to the identification of the brand as a separate intangible, measured at its fair value at the acquisition date, amounting to Euro 38.595 thousand.

Due to the currency used in the transaction the original Goodwill was determined in US Dollar for an amount of USD 323.072 thousand. According to IAS 21, every year, the Thom Browne Inc. goodwill is adjusted for difference relates to exchange rate difference between US Dollar and Euro (Euro 5,425 as of December, 31, 2019).

Gruppo Dondi S.p.A. goodwill relates to the acquisition of the company occurred in 2019, when the purchase price allocation has been performed in compliance with IFRS 3.

The movement of the goodwill is summarized below:

Net Value	December 31, 2018	Purchase Price Allocation	Exchange losses to OCI	December 31, 2019
Thom Browne Inc.	282,159		5,425	287,584
Bonotto S.p.A.	5,877	100		5,977
Gruppo Dondi S.p.A.		8,405		8,405
Pelletteria	7,039			7,039
Other minor	1,600	1		1,601

Goodwill	296,675	8,506	5,425	310,606

Impairment test

As required by IAS 36, “Impairment of Assets,” intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least once per year. The Group does not report intangible assets with indefinite useful lives other than goodwill. As December 31, 2019, goodwill amounted to Euro 310,606 thousand, detailed by Cash Generating Unit (“CGU”) as follows:

	2019	2018
Thom Browne Group	287,584	282,159
Gruppo Dondi S.p.A.	8,405	—
Bonotto S.p.A.	5,977	5,877
Pelletteria	7,039	7,039

	309,005	295,075

The method used to identify the recoverable amount (value in use) of all the aforementioned CGUs, except for the brands, consisted of discounting the projected cash flows (Discounted Cash Flow) generated by the activities directly attributable to the segment to which the intangible asset or net invested capital has been assigned (CGU). Value in use was the sum of the present value of future cash flows expected from the business plan projections prepared for each CGU and the present value of the related operating activities at the end of the period (terminal value).

The business plans used to prepare the impairment test cover a period of three years and have been constructed on the basis of the 2021 budget prepared by management.

The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2019, the WACC used for discounting purposes ranged between 6.24% and 17%. The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The prevalent growth rate was 1,5%, which can be considered prudent given the average growth expected for the luxury goods market.

As in the previous year, no impairment loss was recognized for goodwill in fiscal year 2019.

In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted on 90% of the goodwill recognized in the Consolidated Statement of Financial Position.

24.	Investments at equity method

The following tables provide for a breakdown of investments at stated at equity as of December 31, 2019 and December 31, 2018

	01/01/2019	Additions /(Disposals)	Impairment	Net income (loss)	Dividends	Translation differences	31/12/2019
Pelletteria Tizeta S.r.l..	2,651	—	—	368	(225)	—	2,794
Tom Ford International LLC	27,255	—	—	(1,902)	—	(353)	25,000
Achill Station Pty Ltd	—	—	—	—	—	—	—

Total Investments at equity method	29,906			(1,534)	(225)	(353)	27,794

	01/01/2018	Additions /(Disposals)	Impairment	Net income (loss)	Dividends	Translation differences	31/12/2018
Pelletteria Tizeta S.r.l..	2,353	—	—	298	—	—	2,651
Tom Ford International LLC	32,000	—	(2,900)	(1,355)	—	(490)	27,255
Achill Station Pty Ltd	—	—	—	—	—	—	—

Total Investments at equity method	34,353		(2,900)	(1,057)		(490)	29,906

Consistently with prior years the loss-making position of Tom Ford International has been considered as an indication of impairment of the value of the investment, therefore an impairment test has been performed.

The method used to identify the recoverable amount (value in use) involves discounting the projected cash flows produced by the CGU. Value in use is the sum of the present value of future cash flows expected from the business plan projections and the present value of the related operating assets at the end of the business plan period (terminal value).

The business plans used to prepare the impairment test cover a period of five years and have been constructed on the basis of the 2020 budget prepared by the management of Tom Ford International. The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2019, the WACC used for discounting purposes amounted at 10.53%. The WACC was calculated ad hoc for Tom Ford International, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined at 0.

The financial information of companies not entirely controlled by the Group is provided below, as required by IFRS 12. The amounts are stated before the consolidation adjustments.

Company	Group’s percentage interest	Local currency	Total Assets	Total Equity	Net Revenues	Net Income/(loss)
Pelletteria Tizeta S.r.l. (*)	50%	Euro	27,146	5,644	28,270	726
Tom Ford International LLC (*)	15%	USD	138,522	(176,467)	238,257	(15,366)
Achill Station Pty Ltd (**)	60%	AUD	1,117	31	843	(973)

(*)	December 31, 2019. (**) June 30, 2019

Even if the Group owns 15 per cent of the equity shares of Tom Ford International LLC, since 2017 the Group accounts for the investment under the equity method as the following requirements of IAS 28 are met: the representation on the board of directors and the participation in policy-making processes. Furthermore, there are material transactions between the Group and Tom Ford International LLC.

The transaction that occurred in 2019 with such companies are summarized below:

2019 (amount in K€ unless otherwise stated) Company	Revenues	Cost for services and other operating costs		Financial Income	Trade receivables	Other financial asset	Trade liabilities
Pelletteria Tizeta S.r.l.	4	2		—	—	—	—
Tom Ford International LLC	29,499	8,958	(*)	1,847	18,392	41,225	150
Achill Station Pty Ltd.	—	—		—	—	94	—

(*)	The caption includes royalties amounting to Euro 4,721 thousand

25.	Deferred tax assets and deferred tax liabilities

Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities. The accounting of assets for deferred taxes was duly adjusted to take account of the effective possibility to be realized.

The following table provides a breakdown by nature of the assets and liabilities for deferred taxes as of December 31, 2019 and comparative figures as of December 31, 2018:

Deferred Tax Assets
	2019	2018	Profit & Loss	Impact of exchange rates and other mov.
Employee benefits	5,104	5,800	(801)	105
Property plant and equipment	2,122	1,977	144	—
Right of use	1,944	1,762	182	—
Intangible	1,811	2,222	(411)	—
Provision for obsolete inventory	26,579	28,196	(934)	(683)
Taxed provisions	1,384	1,899	(515)	—
Financial assets fair value	1,448	695	403	350
Tax losses	9,750	17,006	(6,402)	(855)
Other	9,077	9,256	(179)	—
Deferred Tax Assets	59,219	68,813	(8,512)	(1,083)

Deferred Tax Liabilities
	2019	2018	Profit & Loss	Impact of exchange rates and other mov.
Property plant and equipment	25,233	24,220	(1,013)	—
Right of use	1,008	819	(189)	—
Intangible	10,381	9,726	(655)	—
Financial assets fair value	2,173	1,814	—	(360)
Other	829	1,695	866	—
Deferred Tax Liabilities	39,623	38,273	(991)	(360)

26.	Other financial assets

The chart below provides for the composition of the caption.

	2019	2018
Guarantee deposits	31,983	30,304
Financial Loan Tom Ford International LLC	41,225	39,451
Investment held in Elah Dufour S.p.A.	14,834	14,834
Investment held in Future 101 Design Private	1,743	1,210
Investment held in Pettinatura di Verrone S.r.l.	1,522	1,522
Investment held in Pelle Tessuta S.r.l.	—	558
Investment held in Bea Biella S.r.l.	168	168
Investment held in F2 S.r.l.	78	78
Investment held in Acquedotto del Piancone S.r.l.	30	30
Other	30	27

Other financial assets	91,613	88,182

During 2019, Pelle Tessuta minority interest has been acquired during 2019 and subsequently merged with a 100% owned group subsidiary.

The transactions occurred in 2019 with related parties are summarized below:

	Other Revenues	2019 Cost for raw materials and consumables	Cost for services	Trade receivables	Trade liabilities incl. customer advances
F2	56	—	3,961	67	1,453
Consorzio Alpi Biellesi	—	—	86	—	—
Elah Dufour S.p.A.	—	42		—	—
Acquedotto Piancone S.r.l.	—	—	7	—	—
Other investments	56	42	4,054	67	1,453

Current assets

27.	Inventories

Inventories break-down is shown in the following chart (in thousand of Euro):

Net Value	December 31, 2019	December 31, 2018
Raw materials, ancillary materials and consumables	55,014	49,593
Provision for obsolete stock	(6,029)	(5,546)
Work-in-progress and semi-finished products	48,538	43,817
Finished goods	306,013	299,427
Provision for obsolete stock	(88,945)	(80,981)

Inventories	314,591	306,3101

The movement of the provision for obsolete inventory is summarized below:

Net Value	December 31, 2018	Additions of the period	Utilization of the period	December 31, 2019
Raw materials, ancillary materials and consumables	(5,546)	(947)	464	(6,029)
Finished goods	(80,981)	(24,862)	16,899	(88,944)
Total	(86,527)	(25,809)	17,363	(94,973)

28.	Trade receivables

The breakdown of the caption is set out below:

Net Value	December 31, 2019	December 31, 2018
Trade receivables	183,857	167,094
Bad debt provision	(5,635)	(5,386)

Trade receivables	178,222	161,708

During 2019 the changes in the provision for bad debt were as follows:

	December 31, 2018	Provision of the period	Utilization of the period	Conversion differences	December 31, 2019
Bad-debt provision	(5,386)	(727)	478	—	(5,635)

As of December 31, 2019, this item totals Euro 178,222 thousand and is wholly represented by the amounts receivable within the next accounting period. Receivable are represented net of the relative bad-debt reserve, amounting to Euro (5,635) thousand Euro (5,386) thousand as of December 31, 2018) to align the accounting value to the estimated realizable value.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses.

The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Group has recognized a loss allowance of 100 per cent against all receivables through third parties over 180 days past due because historical experience has indicated that these receivables are generally not recoverable.

The Group has significantly increased the expected loss rates for trade receivables from the prior year based on its judgement of the impact of current economic conditions and the forecast direction of travel at the reporting date. There has been no change in the estimation techniques during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities

The table shows the concentration of commercial risk by geographic area of the Group activity:

	December 31, 2019	December 31, 2018
Italy	32,958	23,300
Europe	48,137	54,402
America	44,319	37,667
Asia	52,141	45,859
Oceania	667	480

Trade receivables	178,222	161,708

The current amount includes receivables from credit cards retail transactions amounting to Euro 8,312 thousand.

The following table provides the ageing of trade receivables as of December 31, 2019 (amount gross of the provision for bad debt):

Trade receivables as of December 31, 2019
• Current	142,753
• Total overdue	41,104

Of which overdue by 0 – 90 days	28,539
Of which overdue by 90 – 180 days	7,809
Of which overdue by more than 180 days	4,756

Total	183,857

Trade receivables as of December 31, 2018
• Current	132,787
• Total overdue	34,307

Of which overdue by 0 – 90 days	25,475
Of which overdue by 90 – 180 days	4,778
Of which overdue by more than 180 days	4,054

Total	167,094

Full payments and no credit-loss are expected by management.

29.	Derivative financial instruments

At December 31, 2019, there were eight positions regarding interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing bank debt due to fluctuations in market rates. The notional value of these positions was of Euro 275 million with a negative fair value of approximately Euro 5,142 thousand.

At December 31, 2018, there were eleven positions regarding interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing bank debt due to fluctuations in market rates. The notional value of these positions was of Euro 311 million with a negative fair value of approximately Euro 2,547 thousand.

The Group enters certain derivative contracts to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the euro.

The Company only takes out these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes.

Derivative financial instruments meeting the requirements of international accounting standards are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting under international accounting standards are recognized in profit or loss in the relevant reporting period.

The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy included in IFRS 7).

Derivatives are measured by taking as a reference the interest rates and yield curves observable at commonly quoted intervals.

At the reporting date, the Group had outstanding hedges as detailed in the table below:

	2019
	Notional amount	Positive Fair value	Negative Fair value
Exchange risk
Forward contract	352,253	6,468	4,853
Interest risk
Interest Rate Swap	274,851	—	5,142
	627,104	6,468	9,995
Stock index options	—	—	15
Other option	—	—	1,852
Trading Derivatives	—	—	1,867
Derivatives instruments
Asset/Liabilities	627,104	6,468	11,863

	2018
	Notional amount	Positive Fair value	Negative Fair value
Exchange risk
Forward contract	504,483	1,330	3,898
Interest risk
Interest Rate Swap	311,433	—	3,573
	815,916	1,330	7,471
Stock index options	3,320	3,320	—
Other options	—	—	386
Trading Derivatives	3,320	3,320	386
Derivatives instruments
Asset/Liabilities	819,236	4,650	7,857

The Group entered into the derivative contracts in the course of its risk management activities, in order to hedge financial risks stemming from exchange and interest rate fluctuation.

Foreign exchange rate transactions

The cash flows resulting from the Group’s international activities are exposed to exchange rate volatility. In order to hedge this risk, the Group enters into forward sale and purchase agreements, so as to guarantee the value of identified cash flows in Euro (or in other currencies used locally). The projected future cash flows mainly regard the collection of trade receivables, the settlement of trade payables and financial cash flows.

Forward contracts negotiated on main currencies in effect as of December 31, 2019 to hedge projected future financial cash flows are shown below (in thousand of Euro):

Forward contracts - notional amounts	December 31, 2019
USD	208,079
CHF	5,720
CNY	15,817
GBP	30,183
HKD	—
JPY	47,212
Other	45,242
352,253

All contracts in place at December 31, 2019 have a maturity shorter than twelve months.

All contracts in place at the reporting date were entered into with major financial institutions, and no counterparties are expected to default. A liquidity analysis of the derivative contracts maturities is provided in the financial risks section of these Notes.

Interest rate transactions

The Group enters into IRS contracts in order to hedge the risk of interest rate fluctuations on bank loans. The key features of the IRS agreements in place as at December 31, 2019 are summarized below:

Contract	Currency	Notional amount	Interest rate	Maturity date	FV at December 31, 2019	Hedged item
IRS	Euro	2,184	1,940%	Dec 2031	(258)	Fin. Leasing
IRS	Euro	20,000	0,173%	Feb 2023	(298)	Loan
IRS	Euro	2,667	0,800%	Jul 2027	(108)	Fin. Leasing
IRS	Euro	20,000	0,265%	Jan 2023	(379)	Loan
IRS	Euro	80,000	0,474%	Feb 2021	(1,006)	Loan
IRS	Euro	50,000	0,255%	Apr 2023	(962)	Loan
IRS	Euro	40,000	0,276%	Aug 2023	(838)	Loan
IRS	Euro	60,000	0,342%	Nov 2023	(1,294)	Loan

		274,851			(5,142)

Contract	Currency	Notional amount	Interest rate	Maturity date	FV at December 31, 2018	Hedged item
IRS	Euro	2,366	1,940%	Dec 2031	(211)	Fin. Leasing
IRS	Euro	20,000	0,173%	Feb 2023	(126)	Loan
IRS	Euro	15,000	0,245%	Dec 2019	(100)	Loan
IRS	Euro	1,071	0,149%	Mar 2019	(1)	Loan
IRS	Euro	20,000	0,300%	May 2019	(56)	Loan
IRS	Euro	2,996	0,800%	Jul 2027	(80)	Fin. Leasing
IRS	Euro	20,000	0,265%	Jan 2023	(235)	Loan
IRS	Euro	80,000	0,474%	Feb 2021	(1,322)	Loan
IRS	Euro	50,000	0,255%	Apr 2023	(502)	Loan
IRS	Euro	40,000	0,276%	Aug 2023	(404)	Loan
IRS	Euro	60,000	0,341%	Nov 2023	(536)	Loan

		311,433			(3,573)

The IRS convert variable interest rates on bank loans into fixed interest rates.

They have been arranged with major financial institutions, and no counterparties are expected to default.

Information on financial risks

Capital management

The Group’s capital management strategy is intended to safeguard its ability to guarantee a return to shareholders, protect the interests of other stakeholders and comply with loan covenants, while maintaining a viable and balanced capital structure.

Categories of financial assets and liabilities according to IFRS 7

Financial assets

2019
	Financial assets FVPL	Financial assets FVOCI	Financial assets Amortized costs	Total	Note
Cash and cash equivalents	210,626			210,626	33
Trade receivables			178,222	178,222	28
Other financial assets	50,388		41,225	91,613	26
Other current financial assets	409,700	25,205		434,905	31

Financial assets	670,714	25,205	219,447	915,366

2018
	Financial assets FVPL	Financial assets FVOCI	Financial assets Amortized costs	Total	Note
Cash and cash equivalents	228,920			228,920	33
Trade receivables			161,708	161,708	28
Other financial assets	48,731		39,451	88,182	26
Other current financial assets	535,309	29,875		565,184	31

Financial assets	812,960	29,875	201,159	1,043,994

Financial liabilities

2019
	Financial liabilities FVPL	Financial liabilities FVOCI	Financial liabilities Amortized costs	Total	Note
Non-current financial borrowings			514,263	514,263	36
Current financial borrowings	106,029			106,029	36
Non-current other financial liabilities	236,978			236,978	37
Trade liabilities including customer advances	225,598			225,598	41
Lease Liabilities – Current/Non-current	508,153			508,153	38
Financial Liabilities	1,076,758		514,263	1,591,021

2018
	Financial liabilities FVPL	Financial liabilities FVOCI	Financial liabilities Amortized costs	Total	Note
Non-Current financial borrowings			619,952	619,952	36
Current financial borrowings	142,851			142,851	36
Other non-current financial liabilities	207,754			207,754	37
Trade liabilities including customer advances	228,966			228,966	41
Lease Liabilities – Current/Non-current	548,328			548,328	38
Financial Liabilities	1,127,899		619,952	1,747,851

Fair value

The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value, as explained in this Note.

The carrying amount of Cash and cash equivalents, Financial receivables and Trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value.

Lease Liability is reported at the present value, while all of the other financial liabilities are carried at approximately their fair value.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to regard primarily the trade receivables generated from the wholesale channel and its cash holding, and mitigates the related effects through specific commercial and financial strategies.

With regards trade receivables, the credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements, as explained also in the section describing risk factors in the Report on Operation.

Trade receivables

A table of summary, by due date, of Trade receivables at the reporting date is indicated In the Note 27 Trade receivables.

Liquidity risk

Liquidity risk represents the risk that the Group cannot meet its financial obligations due to problems in obtaining funds at current market price conditions (funding liquidity risk) or in liquidating assets on the market to find the necessary financial resources (asset liquidity risk).

The first consequence is a negative impact on the income statement, should the Company be forced to incur additional costs to meet its commitments.

The factors which mainly influence the Group’s liquidity are the resources generated or absorbed by current operating and investing activities, the possible distribution of dividends and the expiry and possibility of renewal of debt or the expiry and possibility of liquidation of financial investments of surplus cash. Liquidity needs or surpluses are monitored on a daily basis by the Parent company in order to guarantee effective sourcing of financial resources or adequate investment of liquidity.

The negotiation and management of credit lines is coordinated by the Parent company with the aim of satisfying the short and medium-term needs of the individual companies according to efficiency and cost-effectiveness criteria.

It has always been the Group’s policy to sign and constantly maintain with various and diversified banks a total amount of committed credit lines that is considered consistent with the needs of the individual companies and suitable to ensure at any time the liquidity needed to satisfy and comply with all the Group’s financial commitments, at the established economic conditions, as well as guaranteeing the availability of an adequate level of operational flexibility for any expansion programs.

Sensitivity on exchange rate risk

The transaction risks originate mainly from exports of the Group in US dollars, Chinese renminbi, Japanese yen, South Korean won, British Pound and Mexican peso. Risk management is mainly centralized at the distributing companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with exception of countries where local currency can not be delivered outside the country e.g. South Korean won). This implies the risk that the corresponding value in Euro of revenues determined at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the significant period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which extends up to 18 months. The distributing companies enters into currency forward contracts or options, to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. In the years under examination, the Group covered its exchange rate risk almost exclusively with currency forward exchange contracts. To this end, before the preparation of price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currency. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and put into production.

In addition, the Group controls and hedges exposure deriving from changes due to exchange rate changes in the value of assets or liabilities denominated in currencies other than the accounting currency of the individual company, which may affect the income statement (typically intercompany financial receivables/payables) through financial instruments, whose recognition in accordance with IFRS follows the rules of fair value hedge: the profit or loss arising from subsequent assessments of the present value of the hedging instrument is recorded in the income statement as well as the profit or loss on the hedged item. The hedges of the Parent Company’s future transactions in foreign currencies (which can be classified as cash flow hedge pursuant to IFRS) are accounted for in accordance with hedge accounting rules.

The Group has estimated the potential effects on its 2020 income statement and equity, calculated with reference to the situation at the end of 2019 produced by a shock on the exchange rate market (with reference to currencies in which the Group has significant exposure at each closing date), by using internal assessment models based on generally accepted principles.

Currency-risk exposure

The following chart indicates the currency-risk exposure of Group-subsidiaries adopting Euro towards the main currencies (value in Euro thousand):

Transaction currency	Net balances in transaction currency	Net balances EURO	Potential effect on profit BT of the period (-5%) *	Potential effect on profit BT of the period (+5%) *
USD	161,266	143,552	7,555	(6,836)
CHF	(15,713)	(14,476)	(762)	689
CNY	126,650	16,195	852	(771)
GBP	6,869	8,072	425	(384)
HKD	1,266	145	8	(7)
JPY	3,540,778	29,036	1,529	(1,383)
USD	161,266	143,552	7,555	(6,836)
		182,524	9,607	(8,692)

(*)	The shock-scenarios are built applying the exogenous variation (+-5%) on current exchange-rates.

The chart below provides the hedged positions centrally negotiated by Group treasury towards the main currencies:

Hedging position per currency	Notional amount in transaction currency	Notional amount in EURO	Hedging potential effect on profit BT of the period (-5%) *	Hedging potential effect on profit BT of the period (+5%) *
USD	167,109	148,753	(7,829)	7,083
CHF**	(6,208)	(5,720)	301	(272)
CNY	116,889	14,946	(787)	712
GBP	10528	12,375	(651)	589
HKD	—	—	—	—
JPY	3,702,063	30,360	(1,598)	1,446
		200,714	(10,564)	9,558

(*)	The shock-scenarios are built applying the exogenous variation (+-5%) on current exchange-rates.
(**)	Treasury hedging accounting for CHF aims at covering currency-risk on future payments.

The following chart summarizes the potential change in equity of hedging instruments negotiated on highly probable transactions.

Derivative instruments on highly probable transactions	Forward sales in transaction currency	Forward sales Euro	Change in equity reserve (-5%) *	Change in equity reserve (+5%) *
USD	66,647	59,326	(3,122)	2,825
CHF	—	—	—	—
CNY	6,811	871	(46)	41
GBP	15,152	17,809	(937)	848
HKD	—	—	—	—
JPY	2,054,937	16,852	(888)	803
		94,858	(4,993)	4,517

Further on, the following chart indicates the potential impact on income statement of the exchange rate fluctuation on other financial instruments negotiated in foreign currencies:

Sensitivity on interest rate risk

Sensitivity to interest rate risk is monitored at Group level, by keeping the overall exposure in due consideration, through coordinated management of debt and available liquidity and of the relevant due dates.

At December 31, 2019, there were six positions regarding interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing bank debt due to fluctuations in market rates. The notional value of these positions was Euro 275 million with a negative fair value of approximately Euro 5,141 thousand.

At December 31, 2018, there were five positions regarding interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing bank debt due to fluctuations in market rates. The notional value of these positions was €311 million with a negative fair value of approximately Euro 2,547 thousand.

The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by an interest rate hedge. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used. The applied spreads are comparable to the best market standards.

The Group’s principal sources of exposure to interest rate risk derive from short-term and the portion of long-term loans at variable rates.

The Group has estimated the potential effects on its 2020 income statement, calculated with reference to the situation at the end of 2019, produced by a simulation of the change in the yield curve, by using internal assessment models based on generally accepted principles.

Loans (pure variable) – Amount in thousand Euro

Loan amount (nominal)	Total interest rate *	Effect on current income statement	Interest shock (-20%) **	Potential effect on income statement 2020	Interest shock (+20%) **	Potential effect on income statement 2020
80,000	0.36%	289	0.27%	219	0.45%	359
10,000	0.27%	27	0.18%	18	0.35%	35
35,000	0.73%	254	0.64%	225	0.81%	282
43,750	0.51%	221	0.44%	193	0.57%	249
35,000	0.42%	146	0.35%	123	0.48%	169
10,000	0.18%	18	0.07%	7	0.30%	30

203,750		936		777		1,095

(*)	The total interest-rate consists of the fixed spread plus the pure variable-rate.
(**)	The shock scenarios are built applying the exogenous variations (+-20%) exclusively on the pure variable-rate.

Loans Short Term (pure variable) – Amount in thousand Euro

Loan amount (nominal)	Total interest rate *	Effect on current income statement	Interest shock (-20%) **	Potential effect on income statement 2020	Interest shock (+20%) **	Potential effect on income statement 2020
17.500	0,183%	32,03	0,0736%	12,88	0,292%	51,17
17.500		32,03		12,88		51,17

(*)	The total interest-rate consists of the fixed spread plus the pure variable-rate.
(**)	The shock scenarios are built applying the exogenous variations (+-20%) exclusively on the pure variable-rate relating the financial position.

30.	Tax receivables

Tax receivables amount to Euro 71,574 thousand (Euro 67,326 thousand as of December 31, 2018) and include VAT receivables for Euro 50,300 thousand and current tax receivables for Euro 21,274 thousand.

31.	Other current financial assets

As of December 31, 2019, the caption amounts to Euro 434,905 thousand (Euro 565,184 thousand as of December 31, 2018) and relates to the deployment of available funds in short-term securities managed by the primary asset management companies entered into by Ermenegildo Zegna Holditalia S.p.A. and Coti S.A.

Business model	2019 HTC/HTCS	2019 HTCS/ Trading	2019 Trading	2019 Total
Fixed income	25,205	77,698		102,903
Certificates		176.575		176,575
Equity		12,334	2,758	15,092
Real estate funds		15,184		15,184
Private equity		17,878		17,878
Mixed funds		44,372		44,372
Private debt		2,006		2,006
Hedge funds			50,470	50,470
Other investment funds			10,425	10,425
Other Current financial assets	25,205	346,047	63,653	434,905

The fair value adjustment of the year amounts to Euro 4,261 thousand, of which Euro 2,463 thousand included in the other comprehensive income (FVOCI) and Euro 1,798 thousand positively impacting the income statement (FVPL).

32.	Other current assets

Other current assets amount to Euro 30,239 thousand (Euro 32,705 thousand as of December 31, 2018) and are mainly composed by accrued income and deferred charges (Euro 21,307 thousand) and other current assets (Euro 8,932 thousand).

33.	Cash and cash equivalents

The caption includes bank deposit and time deposits at banks expire in no more than 3 months.

	December 31, 2019	December 31, 2018
Cash on hand	494	570
Liquid assets	210,132	228,350

Total	210,626	228,920

There are no indicators of impairment as the fair value is higher than the carrying amount.

Liabilities and equity

34.	Shareholder’ equity

With reference to the movement of shareholder’s equity, refer to the “Statement of change in Equity” included in the financial statement schedules.

34.1 Share capital

As of December 31, 2019 share capital, wholly subscribed and paid, is not changed from prior year and it is represented by no. 4,300,000 shares, each with a value of Euro 1 each.

	Beginning balance, number	Ending balance, number	Ending balance, nominal value
Ordinary shares	4,295,964	4,296,279	4,296,279
Special shares	4,036	3,721	3,721

Total	4,300,000	4,300,000	4,300,000

Share capital is represented by ordinary and special shares, both of them with a nominal value of Euro 1 each.

Special shares are granted to specific person. They do not provide any voting rights, but give the right to the owner to receive dividend. Moreover, these shares are convertible in ordinary share according to Ermenegildo Zegna Holditalia S.p.A. by law.

34.2 Other reserves and retained earnings

The composition of this caption as of December 31, 2019 and comparative figures as of December 31, 2018 is detailed below:

	December 31, 2019	December 31, 2018
Legal reserves	860	860
Reserve for Treasury Shares	(75,680)	(75,586)
First time adoption reserve (IFRS)	(60,939)	(60,939)
Other reserves and retained earnings	800,073	804,326
Other comprehensive income reserve (OCI)	6,192	(2,151)

Total	670,506	666,510

Legal reserve

The legal reserve of consolidated equity equals to Euro 860 thousand and refers to the Parent Company balance.

Reserve for treasury shares

The reserve for treasury shares in the portfolio, at December 31, 2019, amounts to Euro 75,680 thousand (Euro 75,586 thousand at December 31, 2018) and relates to 269,014 ordinary shares.

During the year, the Parent Company purchased n. 315 treasury shares increasing the corresponding negative equity reserve by Euro 94 thousand.

First time adoption reserve

The caption, that totals a negative balance of Euro 60,939 thousand and is net of tax effects, includes all the equity adjustments arisen from the changeover to IAS/IFRS for the preparation of the Group consolidated financial statement. The first-time adoption occurred on January 1st, 2018.

Other reserves and retained earnings

The other reserves and retained profit balance total Euro 800,073 thousand as of December 31, 2019 (Euro 804,326 thousand as of December 31, 2018) and includes the other reserves and retained earnings reflected in the Parent Company’s financial statements and retained earnings of consolidated companies.

Other comprehensive income reserve (OCI)

As of December 31, 2019, other comprehensive income reserve totalled, net of the tax effects, a negative balance of Euro 6,192 thousand (negative balance of Euro 2,151 thousand at December 31, 2018).

This caption is the result of the followings:

•

the translation reserve amounts Euro 8,896 thousand as of December 31, 2019 (the caption totalled Euro 631 thousand as of December 31, 2018). This voice exclusively refers to the translation differences arisen from the consolidation of foreign operations cumulated from January 1st, 2018 to December 31th, 2020, as the Group decided to set at nil the translation reserve balance at January 1st, 2018.

•

the fair value measurement of derivative instruments negotiated for hedging on exchange- rate risk or interest-rate risk (cash flow hedge) totals a negative balance of Euro 2,862 thousand as of December 31, 2019 (the caption totalled a negative balance of Euro 872 thousand as of December 31, 2018);

•

the actuarial profit/loss deriving from the re-measurement of employee benefits indemnities under IAS 19R amounts to Euro 202 thousand as of December 31, 2019 (the caption amounted to Euro 597 thousand as of December 31, 2018);

•

the fair value adjustment of financial assets (HTCS) under IFRS 9 (FVOCI) totals a negative balance of Euro 44 thousand as of December 31, 2019 (the caption totalled a negative balance of Euro 2,507 thousand as of December 31, 2018)

35.	Equity attributable to non-controlling interest

Equity attributable to minorities amounts to Euro 27,705 thousand as of December 31, 2019 (Euro 20,006 thousand as of December 31, 2018) and represents the capital, reserves and profit for the year attributable to third-party shareholders of fully consolidated companies. At December 31, 2019, the amount includes a third-party profit of the period of Euro 4,611 thousand (third-party profit of Euro 3,175, thousand as of December 31, 2018).

In addition to the above, a reduction of the balance is related to the minority dividends paid in 2019, amounting to Euro 2,191 thousand.

As required by IFRS 12, the financial information of companies not entirely controlled by the Group is provided below. The amounts are stated before the consolidation adjustments.

December 31, 2019 main figures (amounts in thousands):

Company	Group’s percentage interest	Local currency	Total Assets	Total Equity	Net Revenues	Net Income/(loss)	Dividends paid to non controlling shareholders
Thom Browne Inc.	85%	USD	145,210	80,092	180,500	21,372	—
Gruppo Dondi S.p.A.(*)	65%	Euro	34,201	22,199	11,837	886	(506)

(*)	Net Revenues & Net income from August, 2019

36.	Non current and current financial borrowings

As of December 31, 2019 and 2018, non-current and current bank borrowings with previous year comparison are indicated below:

2019	Current	Non-current
Bullet loans	106,029	513,279
Other financial loans	—	984

Non current and current financial borrowings	106,029	514,263

2018	Current	Non-current
Bullet loans	142,851	619,809
Other financial loans		143

Non current and current financial borrowings	142,851	619,952

For Non-current bullet loans repayment schedules is summarized below:

	2021	2022	2023	2024	Total
Nun-current Bullet loans	136,029	107,500	221,250	48,500	513,279
Financial interests	4,043	3,416	1,742	387	9,588
Total repayment	140,072	110,916	222,992	48,887	522,867

	2020	2021	2022	2023	Total
Nun-current bullet loans	136,029	106,029	107,500	271,250	620,808
Financial interests	6,027	4,666	4,179	1,523	16,395
Total repayment	142,236	110,695	116,679	272,773	637,203

The Group generally borrows at fixed interest rates and manages the risk of interest fluctuation of those loans at a variable interest rate through hedging arrangements (fully described in note financial risk-management – interest rate risk).

The bullet loans are set forth hereunder by their portions with fixed and variable interest rates:

	Variable interest rate	Fixed interest rate
Current – bullet loans	None	80,000
Interest rate range	None	0.3%-1,05%
Non-current – bullet loans	203,750	335,584
Interest rate range	0.266%-0.725%	0.77%-1.326%

The non-current and non current bullet loan as at December 31, 2019, are set forth below:

Borrower	Amount (Euro thousand)	Type of loan	Currency	Expiry date	Interest rate	Current portion (Euro thousand)	Non-current portion (Euro thousand)
Co.Ti Service S.A.	30,000	Term loan	Eur	02/20	1,05%	30,000	—
Co.Ti Service S.A.	10,000	Term loan	Eur	02/22	0,79%		10,000
Co.Ti Service S.A.	5,000	Term loan	Eur	03/22	0,79%		5,000
Ermenegildo Zegna Holditalia S.p.A.	20,000	Term loan	Eur	11/23	1,22%		20,000
Ermenegildo Zegna Holditalia S.p.A.	50,000	Term loan	Eur	04/20	0,30%	50,000	—
Ermenegildo Zegna Holditalia S.p.A.	80,000	Term loan	Eur	02/21	1,29%		80,000
Ermenegildo Zegna Holditalia S.p.A.	7,059	Term loan	Eur	12/21	0,80%	3,529	3,530
Ermenegildo Zegna Holditalia S.p.A.	80,000	Term loan	Eur	09/22	0,36%		80,000
Ermenegildo Zegna Holditalia S.p.A.	10,000	Term loan	Eur	09/22	0,27%		10,000
Ermenegildo Zegna Holditalia S.p.A.	10,000	Term loan	Eur	12/22	1,25%		10,000
Ermenegildo Zegna Holditalia S.p.A.	35,000	Term loan	Eur	01/23	0,73%		35,000
Ermenegildo Zegna Holditalia S.p.A.	20,000	Term loan	Eur	01/23	1,75%		20,000
Ermenegildo Zegna Holditalia S.p.A.	20,000	Term loan	Eur	02/23	0,97%		20,000
Ermenegildo Zegna Holditalia S.p.A.	15,000	Term loan	Eur	03/23	0,77%		15,000
Ermenegildo Zegna Holditalia S.p.A.	40,000	Term loan	Eur	08/23	1,33%		40,000
Ermenegildo Zegna Holditalia S.p.A.	42,249	Term loan	Eur	06/23	0,51%	12,500	29,749
Ermenegildo Zegna Holditalia S.p.A.	95,000	Term loan	Eur	11/23	1,09%	10,000	85,000
Ermenegildo Zegna Holditalia S.p.A.	50,000	Term loan	Eur	12/24	0,77%		50,000
Ermenegildo Zegna Holditalia S.p.A.	—	Term loan	Eur	12/22	0,50%

	619,308					106,029	513,279

37.	Other Non current financial liabilities

As of December 31, 2019, Other non-current and current financial liabilities with previous year comparison are indicated below:

2019	Non-current
Options	229,088
Bond	4,287
Other	3,603

Other Non current financial liabilities	236,978

2018	Non-current
Options	200,312
Bond	4,287
Other	3,155

Other Non current financial liabilities	207,754

Options that follows IAS 32 relate to contractual commitments (put option) on minority interest quota, and collectively amount to Euro 202,993 thousand. Those put options are related to Thom Browne Inc. (15% on total shares to be exercised between 2023 and 2030), Dondi Group S.p.A. (35% on total shares to be exercised between 2029 and 2034) and Lanificio Ermenegildo Zegna & Figli S.p.A. (10% on total shares).

The option that follows IFRS2, amounts to Euro 26,095 thousand, is connected to the Group CEO and it is based on different conditions.

The caption Bond relates to non-convertible debenture loans of Euro 4,287 thousand. The due date is November 30, 2030. There has been no redemption of bonds during the current year.

The caption Other mainly includes a financing granted by a minority shareholder of a Group’s company not fully owned (Euro 3,101 thousand).

38.	Current and non-current Lease liabilities

The lease liabilities consist of liabilities recognized to account for finance and operating lease under IFRS 16. The lease liability is measured at the present value of the lease payments that are not paid at year end. The lease payments are discounted using either the interest rate implicit in the lease or the interest borrowing rate.

The following table summarizes the lease liabilities of 2019 per maturity date:

	2020	2021	2022	2023	Beyond	Total
Current lease liabilities	102,516	—	—	—	—	102,516
Non-current lease liabilities	—	84,483	73,115	63,636	184,403	405,637
Total Lease liabilities	102,516	84,483	73,115	63,636	184,403	508,153

The following table summarizes the financial interests on relative lease liabilities per maturity date:

	2020	2021	2022	2023	Beyond
Financial interests of the period	9,744	7,725	6,102	4,704	15,118

The following table summarizes the lease liabilities of 2018 per maturity date:

	2019	2020	2021	2022	Beyond	Total
Current lease liabilities	105,255	—	—	—	—	105,255
Non-current lease liabilities	—	42,967	83,743	71,886	244,478	443,074
Total lease liabilities	105,255	42,967	83,743	71,886	244,478	548,329

The following table summarizes the financial interests on relative lease liabilities per maturity date:

	2019	2020	2021	2022	Beyond
Financial interests of the period	11,305	9,578	7,593	5,998	19,478

39.	Provision for risk and charges

The Provisions for risks and charges represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from them.

The following table shows the provision for risk and charges in 2019 and 2018 (in thousand of Euro):

	2019	2018
Legal & Fiscal risks	16,353	14,612
Leased store restoration	15,076	13,973
Sales return reserve	6,740	7,463
Others provision	11,089	20,148

Provision for risks and charges	49,258	56,196

40.	Employee termination indemnities

As of December 31, 2019 employee termination indemnity and other benefit obligations amount to Euro 30,573 thousand (Euro 28,694 thousand in 2018).

The following table shows the changes in employee defined benefit liabilities in 2019 and 2018 (in thousand of Euro):

	2019	2018
Employee termination indemnities as of 01/01	28,694	23,624
Service cost	1,560	7,519
Financial charges	180	194

Changes included in the income statement	1,740	7,713

Actuarial (gain) loss	513	(725)
Translation differences	(23)	280

Changes included in other comprehensive income	490	(445)

Benefit paid	(1,364)	(2,198)
Change in scope and other reclass	1,013

Employee termination indemnities as of 31/12	30,573	28,694

The main financial assumptions used in determining the present value of employee severance indemnities of the Group’s Italian companies are detailed below:

	December 31, 2019	December 31, 2018
Annual rate of salary increase	0.5% / 2.3%	0.5% / 2.3%
Annual discount rate	0.076% / 0.6246%	1,354% / 1,445%
Inflation rate	1.5%	1.5%

As regards the demographic assumptions used in determining defined benefit liabilities of the Group’s Italian companies, the figure used as a benchmark for the mortality rate is that for the Italian population recorded by ISTAT in 2018 and 2017 broken down by age and gender.

The main financial assumptions used in determining the present value of employee benefit liabilities related to Group’s non-Italian companies are detailed below:

	December 31, 2019	December 31, 2018
Annual rate of salary increase	0.8% / 5.0%	0.8% / 5.0%
Annual discount rate	-0.218% / 3.467%	0.149% - 4.561

As for the demographic assumptions used in measuring the defined benefit liabilities of the Group’s non-Italian companies, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the staff turnover rate annual frequencies have been calculated based on the individual companies’ data.

Here below is a quantitative sensitivity analysis for the main assumptions as at 31 December 2019 concerning the main employee benefit obligations and service costs (in thousand of Euro):

	December 31, 2019
(000/€)	+50 bps on DBO	-50 bps on DBO
Annual discount rate	(725)	777
Inflation rate	581	(554)
Probability of termination with payment	993	(1,644)

The above sensitivity analysis is based on reasonable changes in the key assumptions at the end of the reporting period.

41.	Trade Liabilities including customer advances

The caption is detailed as follows (in thousand of Euro):

	December 31, 2019	December 31, 2018
Trade liabilities	190,397	194,242
Advances	35,201	34,725

Trade liabilities including customer advances	225,598	228,967

42.	Tax liabilities

The balance of the caption amounts to Euro 65,366 thousand (Euro 61,850 thousand as of December 31, 2018) and is detailed as follow (in thousand of Euro):

Tax liabilities	2019	2018
Direct taxes	35,777	31,623
VAT	18,860	23,455
Withholding taxes	9,736	6,061
Other	993	711

Total	65,366	61,850

43.	Other current liabilities

As of December 31, 2019, the balance of the caption amounts to Euro 83,018 thousand (Euro 88,406 thousand as of December 31, 2018) and are detailed as follows (in thousand of Euro):

	December 31, 2019	December 31, 2018
Social security institutions	9,462	9,097
Due to employees	39,493	34,617
Other	13,921	14,339
Accrued expenses	18,518	28,282
Deferred income	1,624	2,071

Other current liabilities	83,018	88,406

These amounts are fully due within the next accounting period. Personnel payables refer to the deferred compensations, accrued and untaken leave and related contributions.

Accrued expenses principally include payroll accruals and rental expenses.

OTHER INFORMATION

Remuneration of Directors, key Executives with strategic responsibilities, other related parties connected to Directors, Shareholders, Board of Statutory Auditors

2019	Cost for services and other costs	Personnel costs	Employee termination indemnities	Non-current financial liabilities	Other current financial liabilities
Board of Directors	3,020	1,698	521	32,713	—
Key executives	1,125	5,350	6	181,534	1,335
Other related parties connected to Directors and shareholders	39	1,014	20	2,146	200
Board of statutory auditors	159
	4,343	8,062	547	216,393	1,535

Related	party transactions

Related party transactions, including inter-group transactions, are neither exceptional nor unusual, but are part of the ordinary course of business for companies of the Group. Such transactions, when not concluded under standard conditions or dictated by specific regulatory conditions, are in any case governed by conditions consistent with those of the market.

Transactions with related companies:

2019
Related Companies	Revenues	Cost for raw materials and services	Financial expenses	Trade receivables	Trade liabilities incl. customer advances	Non-current financial borrowings
Finissaggio Ferraris	11	345	—	16	119	—
Gruppo Schneider	10	9,815	—	10	1,104	—
Pettinatura di Verrone	—	20	—	—	19	—
PKB bank AG	—	—	44	—		5,000
	21	10,180	44	26	1,242	5,000

In particular, transactions with:

•	Finissaggio Ferraris relates to supplies of industrial services (fabrics’ finishing);

•	Gruppo Schneider refers to the acquisition of raw materials (wool);

•	Pettinatura di Verrone are referred to the purchase of industrial services;

•	PKB Bank AG: relates to an interest-bearing loan amounting to Euro 5,000 thousand expiring on March 2022.

Transaction with Fondazione Zegna

Fondazione Zegna is a charity characterized by a lean organization structure and a deep commitment to voluntary work on the part of the Zegna family and Group employees. It supports and funds projects in co-operation with no-profit organizations operating in various fields and different parts of the world. Contribution to Fondazione amounted to Euro 999 thousand in 2019.

Remuneration of independent auditors

As provided by the new paragraph 16-bis of the art. 2427 of the Italian Civil Code (required by paragraph 16 of the art. 37 of the Italian Legislative Decree 39/2010), independent auditors’ fees for the annual auditing services required by law and for other auditing services are shown in the table below (in thousand of Euro):

Type of services	Audit Firm	Provided to	2019 Fees
Audit services	Deloitte & Touche S.p.A.	E.Z.Holditalia S.p.A.	256
Audit services	Deloitte & Touche S.p.A. and Deloitte Network	Subsidiaries	1,760

			2,016

Reported fees relate to 2019 services and do not include expenses.

Important subsequent events as at the financial statement closing date

After the closing date as at December 31, 2019, the Company did not identify any subsequent events that would have required adjustment in the financial statements other than the restatement described in Appendix 2.

Relevant non adjusting subsequent events:

•	Both 2020 and 2021 were impacted by the pandemic Covid-19;

•

During 2020, due to the pandemic covid-19, the Group revised some of the Business Plans used in order to calculate the debt to minority interest according to IAS 32 for Lanificio Ermenegildo Zegna S.p.A. and Thom Browne Group. The total consideration of the two agreements amount approximately to Euro 7,800 thousand;

•	During 2020, the Group decided and finalized the merge of Lanerie Agnona S.p.A. in Lanificio Ermenegildo Zegna S.p.A.;

•	During 2020, the Group decided and finalized the merge of Sorgenti S.r.l. in Ermenegildo Zegna Real Estate S.r.l.;

•	During 2020, the Group decided and finalized the merge of Zegna Latin America Participacoes LTDA in Ezesa Brasil Participacoes LTDA;

•	During 2020, the Group decided and finalized the merge of Operadora Roez, S. A. de C. V. in Ermenegildo Zegna Mexico;

•	During 2020, due to the pandemic covid-19, the Group revised the Business Plan related to the equity investment in Tom Ford. The total consideration amounts approximately to Euro 7,800 thousand;

•

On December 4th, 2020 the Group entered into two agreements to sell the operations in Korea and to sell the woman business; the total consideration of the two agreements amount to Euro 500 thousand and has been collected in 2021;

•	On December 16th, 2020 the CEO of Zegna Group formally renounced to his vested shares for a gain to P&L of Euro 10 thousands;

•	On February 23, 2021 a restructuring plan for the company Italco SA was announced;

•	In May 2021 approval of a project for the spin-off of certain real estate properties and other assets;

•

In May 2021 an agreement concerning the purchase of a real estate property in London (already 50% owned by the Group) for a consideration of GBP 36,500 thousand has been reached and is being finalized;

•	On May 13th 2021 purchase of a share of TB for a consideration of USD 37,400 thousand corresponding to Euro 30,653 thousand. After the deal the share of Zegna in TB grows to 90%;

•	On May 27th 2021 purchase agreement of a 60% share of Tessitura Ubertino.

The global business of Ermenegildo Zegna continued to be impacted by the COVID-19 pandemic. Persisting lockdowns and temporary store closures, in particular in Europe, lasting restrictions on public life including comprehensive social distancing measures as well as ongoing international travel restrictions are expected to continue to weigh on the recovery of the overall industry as well as performance of the Group, especially in the first half of 2021.

On the basis of the above and in accordance with the majority of experts, and industry analysts, the Group expects full recovery to pre-pandemic demand in European countries and most Asian economies, excluding China and Dubai, to take place not before mid-2022.

On the ground of actions enforced to support the business, such as activating remote sales tools and procedures, and permanent efficiency action operated in 2020 the Management and the Board of Directors have evaluated various prospective scenarios and believe that the Group has sufficient financial resources to guarantee compliance with its obligations for the 2021 financial year.

To date, there are no tensions on the Group’s financial structure; it presents an adequate level of liquidity and credit lines to meet any greater and unexpected financial needs in the more immediate future.

Given the above, the Board of Directors has not identified significant uncertainties for the future of the Parent Company and its subsidiaries.

Information pursuant to Article 1, Section 125, Law No. 124 of 4 August 2017

In order to be compliant with the obligation to highlight the economic advantages received from the Public Administration, we point out the relationships recorded in 2019 financial statements between the Zegna Group subsidiaries, in particular EZ Real Estate S.r.l. and Lanificio Ermenegildo Zegna & Figli S.p.A., and the following public authorities:

•	Regione Piemonte – Euro 75 thousand in favor of EZ Real Estate S.r.l. to the contribution provided for the the ski resorts overhaul and maintenance;

•	Regione Piemonte – Euro 38 thousand in favor of EZ Real Estate S.r.l. to the contribution provided for the forest areas of “Natura 200” sites;

•	CSEA – “Cassa per i servizi Energetici e Ambientali” - Euro 23 thousand in favor of Lanificio Ermenegildo Zegna & Figli S.p.A. related to the contribution provided to large energy users;

•

GSE – Turnover to the GSE amounted to Euro 1,000 thousand in favor of Lanificio Ermenegildo Zegna & Figli S.p.A. and relates to the sale of electricity produced by the Hydroelectric Power Plants of Sessera stream. With reference to photovoltaic plant incentives provided by GSE amounted to Euro 75 thousand and have been recorded in the income statement.

Valdilana, June 21, 2021

For and on behalf of the Board of Directors

The Chairman                Paolo Zegna

Appendix 1 – Consolidation

ERMENEGILDO ZEGNA HOLDITALIA S.p.A.

Companies consolidated as of December 31, 2019

Company	Registered office	Currency	Share capital	Held directly by	% Direct	% Group 2020	% Group 2019
Companies consolidated on a line-by-line basis

Parent company
Ermenegildo Zegna Holditalia S.p.A.	Valdilana (BI)	EUR	4,300,000

Italian subsidiaries
In.co. S.p.A.	Biella	EUR	4,050,000	E.Z. Holditalia	100.00	100.00	100.00
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	EUR	3,100,000	E.Z. Holditalia	90.00	90.00	90.00
Ezi S.p.A.	Milan	EUR	5,750,000	E.Z. Holditalia	100.00	100.00	100.00
Lanerie Agnona S.p.A.	Valdilana (BI)	EUR	3,900,000	E.Z. Holditalia	90.00	90.00	90.00
E.Z. Real Estate S.r.l.	Valdilana (BI)	EUR	2,000,000	E.Z. Holditalia	100.00	100.00	100.00
Agnona S.r.l.	Milano	EUR	2,010,000	E.Z. Holditalia	100.00	100.00	100.00
Bonotto S.p.A.	Molvena (VI)	EUR	1,239,600	E.Z. Holditalia	60.00	60.00	60.00
Sorgenti EZ.L S.r.l.	Valdilana (BI)	EUR	17,000	E.Z. Real Estate S.r.l.	100.00	100.00	100.00
Cappellificio Cervo S.r.l.	Biella	EUR	300,000	E.Z. Holditalia	51.00	51.00	51.00
Thom Browne Services Italy S.r.l.	Milan	EUR	10,000	Thom Browne Trading SA	100.00	85.00	85.00
Thom Browne Retail Italy S.r.l.	Milan	EUR	10,000	Thom Browne Services Italy S.r.l.	100.00	85.00	85.00
Gruppo Dondi S.p.A.	Carpi (MO)	EUR	1,502,800	E.Z. Holditalia	65.00	65.00	0.00

Foreign subsidiaries
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	TRY	5,291,439	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	EUR	610,000	E.Z. Holditalia	100.00	100.00	100.00
Société de Textiles Astrum France S.à.r.l.	Paris (France)	EUR	1,600,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna GmbH	Munich (Germany)	EUR	6,577,421	E.Z. Holditalia	100.00	100.00	100.00
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	JPY	100,000,000	E.Z. Holditalia	100.00	100.00	100.00
Fantasia (London) Limited	London (UK)	GBP	7,000,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	MXN	250,000,000	E.Z. Holditalia	100.00	100.00	100.00
Ezeti Portugal. S.A.	Lisbon (Portugal)	EUR	800,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna Madrid S.A.	Madrid (Spain)	EUR	901,500	Ezeti	70.00	70.00	70.00
Ezeti S.L.	Sant Quirze (Spain)	EUR	500,032	Italco	100.00	100.00	100.00
Italco S.A.	Sant Quirze (Spain)	EUR	1,911,300	E.Z. Holditalia	99.05	100.00	100.00
Co.Ti. Service S.A.	Stabio (Switzerland)	CHF	27,940,000	E.Z. Holditalia	100.00	100.00	100.00
Consitex S.A.	Stabio (Switzerland)	CHF	15,000,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna Corporation	Englewood (NY)	USD	500,000	E.Z. Holditalia	100.00	100.00	100.00
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	CNY	58,309,140	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	CNY	50,000,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna Korea LTD	Seoul (Korea)	KRW	6.876.000.000	E.Z. Holditalia	100.00	100.00	100.00
Alan Real Estate S.A.	Stabio (Switzerland)	CHF	9,200,000	E.Z. Real Estate S.r.l.	100.00	100.00	100.00
Ismaco Amsterdam B. V.	Istanbul (Turkey)	EUR	226,890	E.Z. Holditalia	100.00	100.00	100.00
Operadora Roez, S. A. de C. V.	Ciudad de Mexico (Mexico)	MXN	9,858,245	E. Z. S. A. de C. V.	100.00	100.00	100.00
Ermenegildo Zegna Far-East Pte LTD	Singapore	SGD	21,776,432	Consitex S.A.	100.00	100.00	100.00
Ermenegildo Zegna Hong Kong LTD	Hong Kong	HKD	7,740,000	Consitex S.A.; E. Z. Far East	100.00	100.00	100.00
E. Zegna Trading Hong Kong LTD Taiwan Branch	Hong Kong	TWD	114,747,800	E.Z. Far East	100.00	100.00	100.00
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	CAD	700,000	Consitex S.A.	100.00	100.00	100.00
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	AUD	18,000,000	E.Z. Far East	100.00	100.00	100.00
E. Z. New Zealand LTD	Auckland (New Zeland)	NZD	1,550,000	E.Z. Holditalia	100.00	100.00	100.00
Ezesa Argentina S.A.	Buenos Aires (Argentina)	ARS	27,246,979	E.Z. Holditalia; Italco	100.00	100.00	100.00
E. Z. Thai Holding Ltd	Bangkok (Thailand)	THB	3,000,000	E.Z. Holditalia	49.33	49.33	49.33
The Italian Fashion Co. LTD	Bangkok (Thailand)	THB	16,000,000	E. Z. Thai H.; E.Z Far East	99.37	64.53	64.53
Zegna South Asia Private LTD	Mumbai (India)	INR	902,316,770	E.Z. Holditalia	51.00	51.00	51.00
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	TRY	10,000,000	E.Z.Holditalia, Ismaco	99.85	100.00	100.00
Zegna Latin America Participacoes LTDA	San Paolo (Brazil)	BRL	22,475,000	E.Z. Holditalia	100.00	100.00	100.00
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	BRL	65,125,300	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	HKD	4,650,000	E.Z. Hong Kong	100.00	100.00	100.00
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	3,000,000	E.Z. Far East	100.00	100.00	100.00
61 West 23rd Street LLC	Wilmington (U.S.A.)	USD	12,637,342	Alan Real Estate S.A.	100.00	100.00	100.00
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	MAD	530,000	E.Z. Holditalia	100.00	100.00	100.00
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	VTD	41,741,000,000	E.Z. Holditalia	70.00	70.00	70.00
Achill Land Pty Ltd.	Armidale NSW (Australia)	AUD	10,200,000	Alan Real Estate S.A.	60.00	60.00	60.00
Zegna Gulf Trading LLC	Dubai (UAE)	AED	300,000	Consitex S.A.	49.00	49.00	49.00
EZ US Holding Inc.	Wilmington (NY)	USD	1,000,099	Consitex S.A.	100.00	100.00	100.00
Thom Browne Inc.	Wilmington (NY)	USD	5,510	E.Z. Holditalia	85.00	85.00	85,00
Thom Browne Japan Inc.	Tokyo (Japan)	JPY	1,000,000	Thom Browne Inc.	100.00	85.00	85,00
Thom Browne Trading SA	Stabio (Switzerland)	CHF	100,000	Thom Browne Inc.	100.00	85.00	85,00
Thom Browne France Services	Paris (France)	EUR	50,000	Thom Browne Trading SA	100.00	85.00	85,00
Thom Browne UK Limited	Beckenham (UK)	GBP	1	Thom Browne Trading SA	100.00	85.00	85,00
Tailoring Luxury Co., Ltd.	Shanghai (China)	USD	900,000	Thom Browne Trading SA	100.00	85.00	85,00
Thom Browne (Macau) Limited	Hong Kong	HKD	500,000	Thom Browne Trading SA	100.00	85.00	0.00
E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	EUR	650,000	E.Z. Holditalia	100.00	100.00	0.00

Investments valued at equity
Pelletteria Artigiana S.r.l.	Florence	EUR	206,816	E.Z. Holditalia	50.00	50.00	50.00
Achill Station Pty Ltd.	Armidale NSW (Australia)	AUD	2,239,127	Alan Real Estate S.A.	60.00	60.00	60.00

Investments at fair value
Acquedotto Piancone S.r.l.	Valdilana (BI)	EUR	42,000	LEZ	66.66	66.66	66.66
Pettinatura di Verrone S.r.l.	Verrone (BI)	EUR	3,000,000	LEZ	15.00	15.00	15.00
Consorzio Turistico Alpi Biellesi	Valdilana (BI)	EUR	32,500	E.Z. Real Estate S.r.l.	50.77	50.77	50,77
Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	CNY	100,000,000	E.Z. Holditalia	50.00	50.00	50.00
F2 S.r.l.	Schio (VI)	EUR	90,000	Bonotto S.p.A.	49.00	49.00	49.00
Elah Dufour S.p.A.	Genova (GE)	EUR	26,650,000	E.Z. Holditalia	10,00	10,00	10,00
Bea Biella S.r.l.	Busalla (GE)	EUR	130,000	E.Z. Real Estate S.r.l.	22.00	22.00	22.00
Future 101 Design Private Ltd	New Delhi (India)	INR	100,000	E.Z. Holditalia	17.50	17.50	12.50

Valdilana, Italy
May 14, 2019

For and on behalf of the Board of Directors
The Chairman Paolo Zegna

Appendix 2 - AMENDMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 APPROVED BY THE BOARD OF DIRECTORS ON MAY 19, 2020

As a part of the process of preparing the consolidated financial statements as at December 31, 2020 Group Management made refinements to the processes adopted to determine certain accounting estimates. As a result of these changes, it emerged that the effects of these refinements were also reflected in the estimates made in previous years. Therefore, the Group deemed it appropriate to re-approve the consolidated financial statements as at December 31, 2019 in order to incorporate the consequent changes also with reference to the figures for FY 2019 and, where applicable, FY 2018 included in these consolidated financial statements, in order to improve the comparability of the figures for the different periods.

The revision of the estimates previously made also took into account new information acquired by Management in the meantime.

The changes made to the balance sheet and income statement are described below:

•

Recognition of the final results of the Purchase Price Allocation process relating to the acquisition of the company Gruppo Dondi S.p.A. in 2019, with reference to which transitional allocations had previously been made;

•

Revision of the estimates made with reference to the Group’s inventory impairment provision, specifically for the release of provisions relating to fiscal years 2018 and 2019 with reference to the Thom Browne Group’s inventory impairment provision and to the Company EZI S.p.A., and release of the inventory impairment provision previously recognized in fiscal year 2019 referring to Spring/Summer 2020 finished goods and pertaining to fiscal year 2020;

•	Restatement of certain liabilities to employees relating to both fiscal 2019 and 2018, including changes to certain assumptions used for IAS 19 calculation purposes of Italco SA and Ismaco Tekstil;

•	Review of the plans used for the impairment test of the Brookfield store, which showed the need to write down part of its assets already in fiscal year 2018;

•	Revision of estimates with reference to the recoverability of deferred tax assets of certain Group companies with reference to both 2018 and 2019;

•	Revision of the estimates of certain fair values with respect to the application of IFRS 9 with reference to 2019.

•	The release in 2018 first time adoption reserve of a provision which appeared to be conservatively stated and previously recorded in the 2018 consolidated statement of profit and loss.

The amendments described above resulted in a decrease in consolidated profit with respect to fiscal 2019 of Euro 3,328 thousand and a decrease in consolidated statement of profit and loss with respect to fiscal 2018 of Euro 1,980 thousand.

It should also be noted that the amendments described above resulted in an increase in consolidated shareholders’ equity relating to fiscal year 2019 of Euro 3,713 thousand and an increase in consolidated shareholders’ equity relating to fiscal year 2018 of Euro 8,891 thousand.

Impact of the changes made

The impacts on the balance sheet and income statement resulting from the process of amending the income statement data for the years ended December 31, 2019 and 2018 and the balance sheet data for the years ended December 31, 2019 and 2018 are presented below.

The tables below provides for a summary of the key adjustments made.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(000/€)

	As previously reported 2019	Adjustments	As restated 2019
Revenues	1.321.327	—	1.321.327
Other income	26.932	1.670	28.602

Revenues and other income	1.348.259	1.669	1.349.928

Costs for raw materials and consumables	(301.229)	(838)	(302.067)
Costs for services	(383.729)	(11.099)	(394.828)
Personnel costs	(339.479)	543	(338.936)
Depreciation, amortization and impairment of assets	(174.940)	1.119	(173.821)
Write downs and other provisions	(4.882)	1.068	(3.814)
Other operating costs	(54.849)	15.252	(39.597)

Operating Profit/(Loss)	89.151	7.714	96.865

Financial income	—	19.165	19.165
Financial expenses	(14.254)	(11.852)	(26.106)
Exchange gains/(losses)	—	(9.826)	(9.826)
(Write downs)/Revaluations of equity investments	(1.534)	—	(1.534)

Profit/(Loss) before taxes	73.363	5.201	78.564
Income taxes	(32.530)	(8.529)	(41.059)

Profit/(Loss) for the year	40.833	(3.329)	37.504

Profit/(Loss) for the year attributable to shareholders of the parent company	36.091	(3.198)	32.893

Profit/(Loss) for the year - attributable to non controlling interests	4.742	(131)	4.611

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(000/€)

	As previously reported 31/12/2019	Adjustments	As restated 31/12/2019
Non-current assets

Property plant and equipment	267.122	1.919	269.041
Investment property	55.162	—	55.162
Intangible assets with a finite useful life	74.110	—	74.110
Right of use	471.957	—	471.957
Goodwill	311.526	(920)	310.606
Investments at equity method	46.197	(18.403)	27.794
Deferred tax assets	58.597	622	59.219
Other financial assets	73.210	18.403	91.613

Total non-current assets	1.357.881	1.620	1.359.501

Current assets

Inventories	309.350	5.241	314.591
Trade receivables	178.222	—	178.222
Derivatives financial instruments	6.468	—	6.468
Tax receivables	71.574	—	71.574
Other current financial assets	436.350	(1.445)	434.905
Other current assets	30.239	—	30.239
Cash and cash equivalents	210.627	—	210.627

Total current assets	1.242.830	3.796	1.246.626

TOTAL ASSETS	2.600.711	5.416	2.606.127

Equity

Share capital	4.300	—	4.300
Other reserves and retained earnings	663.961	6.545	670.506
Profit/(Loss) for the year	36.091	(3.198)	32.893

Total equity attributable to shareholders of the parent company	704.352	3.347	707.699

Total equity attributable to non controlling interest	27.340	365	27.705

Total equity	731.692	3.713	735.405

Non-current liabilities

Non-current financial borrowings	540.072	(25.809)	514.263
Other non-current financial liabilities	233.375	3.603	236.978
Lease liabilities	405.637	0	405.637
Provision for risks and charges	58.051	(8.793)	49.258
Employee termination indemnities	25.561	5.012	30.573
Deferred tax liabilities	38.655	968	39.623

Total non-current liabilities	1.301.351	(25.019)	1.276.332

Current liabilities

Current financial borrowings	83.823	22.206	106.029
Lease liabilities	102.515	0	102.515
Derivative financial instruments	11.863	—	11.863
Trade liabilities including customer advances	225.598	—	225.598
Tax liabilities	65.366	—	65.366
Other current liabilities	78.503	4.515	83.018

Total current liabilities	567.668	26.721	594.389

Liabilities held for sale	—	—	—

Total liabilities held for sale	—	—	—

TOTAL EQUITY AND LIABILITIES	2.600.711	5.416	2.606.127

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(000/€)

	As previously reported	Adjustments	As restated
	2018		2018
Revenues	1.182.563	—	1.182.563
Other income	30.420	46	30.466

Revenues and other income	1.212.983	46	1.213.029

Costs for raw materials and consumables	(201.423)	(4.970)	(206.393)
Costs for services	(379.104)	(10.698)	(389.802)
Personnel costs	(314.382)	(7.117)	(321.499)
Depreciation, amortization and impairment of assets	(162.453)	(1.349)	(163.802)
Write downs and other provisions	(13.627)	12.877	(750)
Other operating costs	(56.045)	15.820	(40.225)

Operating Profit/(Loss)	85.949	4.609	90.558

Financial income	15.853	—	15.853
Financial expenses	(24.327)	(12.878)	(37.205)
Exchange gains/(losses)	(4.550)	—	(4.550)
(Write downs)/Revaluations of equity investments	(3.956)	—	(3.956)

Profit/(Loss) before taxes	68.969	(8.269)	60.700

Income taxes	(31.311)	6.289	(25.022)

Profit/(Loss) for the year	37.658	(1.980)	35.678

Profit/(Loss) for the year attributable to shareholders of the parent company	34.847	(2.344)	32.503

Profit/(Loss) for the year - attributable to non controlling interests	2.811	364	3.175

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(000/€)

	As previously reported	Adjustments	As restated
	31/12/2018		31/12/2018
Non-current assets

Property plant and equipment	257.818	(1.303)	256.515
Investment property	54.717	—	54.717
Intangible assets with a finite useful life	77.182	—	77.182
Right of use	514.480	—	514.480
Goodwill	296.675	—	296.675
Investments at equity method	48.333	(18.427)	29.906
Deferred tax assets	57.164	11.649	68.813
Other financial assets	69.755	18.427	88.182

Total non-current assets	1.376.123	10.347	1.386.470

Current assets

Inventories	304.389	1.921	306.310
Trade receivables	161.708	—	161.708
Derivatives financial instruments	4.650	—	4.650
Tax receivables	67.326	—	67.326
Other current financial assets	565.184	—	565.184
Other current assets	32.705	—	32.705
Cash and cash equivalents	228.920	—	228.920

Total current assets	1.364.882	1.921	1.366.803

Assets held for sale	—		—

Total assets held for sale		—	—

TOTAL ASSETS	2.741.006	12.267	2.753.273

Equity

Share capital	4.300	—	4.300
Other reserves and retained earnings	655.651	10.859	666.510
Profit/(Loss) for the year	34.847	(2.344)	32.503

Total equity attributable to shareholders of the parent company	694.798	8.515	703.313

Total equity attributable to non controlling interest	19.630	376	20.006

Total equity	714.428	8.891	723.319

Non-current liabilities

Non-current financial borrowings	634.588	(14.636)	619.952
Other non-current financial liabilities	204.599	3.155	207.754
Lease liabilities	443.073	—	443.073
Provision for risks and charges	65.169	(8.973)	56.196
Employee termination indemnities	23.106	5.588	28.694
Deferred tax liabilities	41.895	(3.622)	38.273

Total non-current liabilities	1.412.430	(18.487)	1.393.943

Current liabilities

Current financial borrowings	131.370	11.481	142.851
Lease liabilities	105.255	—	105.255
Derivative financial instruments	8.684	—	8.684
Trade liabilities including customer advances	228.966	—	228.966
Tax liabilities	57.692	4.158	61.850
Other current liabilities	82.180	6.226	88.406

Total current liabilities	614.147	21.865	636.012

Liabilities held for sale	—		—

Total liabilities held for sale	—	—	—

TOTAL EQUITY AND LIABILITIES	2.741.005	12.268	2.753.273